     As filed with the Securities and Exchange Commission on March 6, 2007
                                                     Registration No. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              GLACIER BANCORP, INC.
             (Exact name of registrant as specified in its charter)

            MONTANA                           6022                    81-0519541
(State or other jurisdiction of   (Primary standard industrial     (I.R.S. employer
 incorporation or organization)    classification code number)   identification no.)

            49 COMMONS LOOP, KALISPELL, MONTANA 59901 (406) 756-4200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                               MICHAEL J. BLODNICK
                      President and Chief Executive Officer
                                 49 Commons Loop
                            Kalispell, Montana 59901
                                 (406) 756-4200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                          Copies of communications to:

STEPHEN M. KLEIN                                              PETER G. WEINSTOCK
WILLIAM E. BARTHOLDT                                           PAM GATES O'QUINN
Graham & Dunn PC                                       Jenkens & Gilchrist, P.C.
Pier 70                                             1445 Ross Avenue, Suite 3700
2910 Alaskan Way, Suite 300                             Dallas, Texas 75202-2799
Seattle, Washington 98121-1128                         Telephone: (214) 855-4500
Telephone: (206) 340-9615                              Facsimile: (214) 855-4300
Facsimile: (206) 340-9599

                                   ----------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

     The date of mailing of the enclosed proxy statement/prospectus to shareholders of North Side State Bank of Rock Springs.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================
   Title of Each                      Proposed Maximum    Proposed Maximum     Amount of
Class of Securities    Amount Being    Offering Price        Aggregate       Registration
  Being Registered    Registered(1)       Per Share      Offering Price(2)       Fee(2)
-----------------------------------------------------------------------------------------
Common Stock,
   $0.01 Par Value       890,000             N/A         $9,959,460              $305.76
=========================================================================================

(1) Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc ("Glacier") upon consummation of the acquisition of North Side State Bank of Rock Springs ("North Side") by Glacier.

(2) Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $9,959,460 is computed by subtracting $9,000,000 (the estimated cash to be paid by Glacier) from the product of (A) $18,959.46, the per-share book value of North Side common stock on February 28, 2007, times (B) 1,000 (the maximum number of shares of North Side common stock expected to be exchanged for the common stock being registered).

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT                                                    PROSPECTUS OF
OF NORTH SIDE STATE BANK OF ROCK SPRINGS                   GLACIER BANCORP, INC.

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear North Side State Bank of Rock Springs Shareholders:

     The boards of directors of North Side State Bank of Rock Springs, Wyo. and Glacier Bancorp, Inc. have agreed on a merger of North Side with 1st Bank, a wholly-owned subsidiary of Glacier. When the merger occurs, the resulting bank will operate under the name 1st Bank as a wholly owned subsidiary of Glacier.

     Under the terms of the Plan and Agreement of Merger, dated January 22, 2007, Glacier will pay to North Side shareholders, shares of Glacier common stock having a fixed total value of $19,000,000, plus a cash payment equal to the amount by which North Side's "closing tangible equity" (as defined in the Merger Agreement) exceeds $10,000,000. It is currently anticipated that the cash payment will be approximately $9,000,000.

     Each outstanding share of North Side common stock will be exchanged for a "unit" comprised of Glacier common stock and cash. The number of shares of Glacier common stock that will be exchanged for shares of North Side, as well as the amount of cash payable by Glacier, will not be determined until five days prior to the merger. Assuming for purposes of illustration only that the cash payment made by Glacier is $9,000,000, North Side shareholders will receive $28,000 in a combination of cash and Glacier common stock per North Side share. Assuming, again for purposes of illustration only, that the value of Glacier as determined under the merger agreement is $_____, which was the closing price of Glacier common stock on _______, 2007, North Side shareholders will own approximately __% of Glacier's outstanding common stock following the merger.

     Your board of directors believes that the terms of the merger are fair and in the best interest of North Side and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus.

     THE MERGER CANNOT BE COMPLETED UNLESS YOU APPROVE IT. Approval requires the affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock. We will hold a special shareholders' meeting to vote on the merger proposal. THE NORTH SIDE SPECIAL SHAREHOLDERS' MEETING WILL BE HELD ON ___________, ___________, 2007, AT ______ __.M. LOCAL
TIME, AT THE MAIN OFFICE OF NORTH SIDE, LOCATED AT 601 NORTH FRONT STREET, ROCK SPRINGS, WYOMING. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     On behalf of the North Side board of directors, I recommend that you vote FOR approval of the merger.


                                        ----------------------------------------
                                        Christian N. Bunning
                                        President

NONE OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED BY GLACIER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. SUCH SHARES ARE NOT GUARANTEED BY GLACIER OR NORTH SIDE AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

   This proxy statement/prospectus is dated March __, 2007, and is first being mailed to North Side shareholders on March __, 2007.

                   NORTH SIDE STATE BANK OF ROCK SPRINGS, WYO.
                             601 NORTH FRONT STREET
                        ROCK SPRINGS, WYOMING 82901-5350
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ___________, 2007

TO THE SHAREHOLDERS OF NORTH SIDE STATE BANK OF ROCK SPRINGS:

     A special meeting of shareholders of North Side State Bank of Rock Springs, Wyo. will be held on __________, 2007, at _____ __.m. local time, at the main office of North Side, located at 601 North Front Street, Rock Springs, Wyoming. The special meeting is for the following purposes:

1. MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of January 22, 2007, among Glacier Bancorp, Inc., North Side and 1st Bank, a subsidiary of Glacier, under the terms of which North Side will merge with and into 1st Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as APPENDIX A to the proxy statement/prospectus that accompanies this notice.

2. OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

     Holders of record of North Side common stock at the close of business on _________, 2007, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock is required for approval of the merger agreement. As of _________, 2007 [RECORD DATE], there were 1,000 shares of North Side common stock outstanding and entitled to vote at the special meeting.

     North Side shareholders have the right to dissent from the merger and obtain payment of the value of their North Side shares under applicable provisions of Wyoming law. A copy of these provisions regarding dissenters' rights is attached as APPENDIX B to the accompanying proxy statement/prospectus. For details of your dissenters' rights and how to exercise them, please see the discussion under the heading "The Merger - Dissenters' Rights of Appraisal."

     YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     THE BOARD OF DIRECTORS OF NORTH SIDE HAS DETERMINED THAT THE MERGER AGREEMENT IS FAIR TO AND IN THE BEST INTERESTS OF NORTH SIDE AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME. YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR CERTIFICATES SOON AFTER THE MERGER IS CONSUMMATED.

                                        By Order of the Board of Directors,


                                        ----------------------------------------
                                        Paula J. Wonnacott, Secretary

Rock Springs, Wyoming
March ___, 2007

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GLACIER FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT.

     You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

                              Glacier Bancorp, Inc.
                                 49 Commons Loop
                            Kalispell, Montana 59901
                  ATTN: James H. Strosahl, Corporate Secretary
                            Telephone: (406) 751-4702

     You will not be charged for the documents that you request. If you would like to request documents, please do so by __________, 2007 in order to receive them before the North Side special shareholders' meeting.

     See "Where You Can Find More Information About Glacier" at page __.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER.................     1
SUMMARY..................................................................     4
RISK FACTORS.............................................................    10
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................    11
SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER.....................    12
COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION.........................    13
NORTH SIDE SPECIAL SHAREHOLDERS' MEETING.................................    15
BACKGROUND OF AND REASONS FOR THE MERGER.................................    16
THE MERGER...............................................................    24
INFORMATION CONCERNING NORTH SIDE........................................    37
DESCRIPTION OF GLACIER'S CAPITAL STOCK...................................    41
COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND NORTH SIDE
   COMMON STOCK..........................................................    41
CERTAIN LEGAL MATTERS....................................................    44
EXPERTS..................................................................    44
WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER........................    45

Appendix A - Plan and Agreement of Merger

Appendix B - Section 13-4-110 of Wyoming Statutes, Regarding Dissenter's Rights

Appendix C - Opinion of Sheshunoff & Co. Investment Banking, Financial Advisor
             to North Side

            QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

WHAT IS THE PURPOSE OF THIS PROXY STATEMENT/PROSPECTUS?

     This document serves as both a proxy statement of North Side State Bank of Rock Springs and a prospectus of Glacier Bancorp, Inc. As a proxy statement, it is being provided to you by North Side because the board of directors of North Side is soliciting your proxy to vote to approve the proposed merger of North Side with and into 1st Bank. After the merger, the resulting bank will be wholly owned by Glacier. As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as part of the consideration for your North Side shares.

WHAT WILL NORTH SIDE SHAREHOLDERS RECEIVE IN THE MERGER?

     Under the terms of the Plan and Agreement of Merger, dated as of January 22, 2007, by and among Glacier, 1st Bank and North Side, Glacier will issue shares of its common stock and pay cash in exchange for all outstanding shares of North Side common stock. The Glacier common stock to be issued will have a value of $19,000,000, with the exact number of shares based on Glacier's average closing trading price on the NASDAQ Global Select Market during a 10-trading day period prior to the closing of the merger. The total cash to be paid by Glacier will be an amount determined by subtracting $10,000,000 from the "North Side Closing Capital" as defined in the merger agreement. The amount of total cash will be established prior to the closing of the merger.

WHAT WILL I RECEIVE IN THE MERGER?

     In the merger, each share of North Side common stock will be converted into the right to receive a "unit" consisting of a combination of Glacier common stock and cash. As described immediately below, the exact number of shares of Glacier common stock and the exact amount of cash that will comprise each "unit" will not be determined until shortly prior to the closing of the merger. The value of the Glacier shares to be issued in the merger is fixed at $19,000,000 (determined in accordance with the merger agreement); assuming for purposes of illustration only that the cash portion of the merger consideration is $9,000,000, North Side shareholders will receive $28,000 in a combination of cash and Glacier common stock per North Side share.

WHAT IS THE AMOUNT OF CASH AND THE NUMBER OF SHARES OF GLACIER COMMON STOCK IN THE "UNITS" THAT I WILL RECEIVE FOR MY SHARES OF NORTH SIDE COMMON STOCK?

     The actual aggregate number of shares of Glacier common stock to be issued in the merger will not be determined until the fifth calendar day immediately prior to the effective date of the merger. Similarly, the cash portion of Glacier's purchase price under the merger agreement will be based on North Side's "Closing Capital," which will not be determined until the fifth calendar day immediately prior to the effective date of the merger. As a result, the actual number of shares of Glacier common stock and the actual amount of cash that you will receive for each of your North Side shares will not be determined until shortly before the closing of the merger. Those amounts will be determined based on formulas set forth in the merger agreement and described in this document, and once they are determined, those amounts will be made available on Glacier's website at www.glacierbancorp.com.

WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

     We expect that for United States federal income tax purposes, North Side shareholders who exchange their shares of North Side common stock for shares of Glacier common stock and cash pursuant to the merger will recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the shareholder's adjusted tax basis in its shares of North Side common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

WILL THE SHARES OF GLACIER THAT I RECEIVE IN THE MERGER BE FREELY TRANSFERABLE?

     The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, except for shares of Glacier common stock received by persons who are deemed to be "affiliates" of North Side as defined under applicable federal securities laws. See "The Merger
- Stock Resales by North Side Affiliates."

WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

     North Side will hold a special meeting of its shareholders on __________, _______, 2007, at _______ ___.m., at the main offices of North Side, located at 601 North Front Street, Rock Springs, Wyoming.

HOW DO I VOTE?

     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope AS SOON AS POSSIBLE so that your shares will be represented at the special meeting.

WHY IS MY VOTE IMPORTANT?

     If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock. The directors of North Side beneficially own and have the right to vote 101.5 shares, representing 10.15% of the shares entitled to be voted at the meeting, and they have each agreed to vote for the merger.

WHAT HAPPENS IF I RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY SHARES?

     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the merger agreement.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

     - You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

     -    You may complete and submit a later-dated proxy card; or

     - You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to North Side's secretary prior to the vote.

WHO MAY VOTE AT THE MEETING?

     The board of directors of North Side has set ________, 2007, as the record date for the meeting. If you were the owner of North Side common stock at the close of business on ______, 2007, you may vote at the meeting.

WHEN WILL THE MERGER OCCUR?

     We presently expect to complete the merger during the second quarter of 2007. The merger will occur after approval of the shareholders of North Side is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and North Side are working toward completing the merger as quickly as possible.

HOW SOON AFTER THE MERGER IS COMPLETED CAN I EXPECT TO RECEIVE MY CASH OR GLACIER COMMON STOCK?

     Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

WHAT DO I NEED TO DO NOW?

     We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission ("SEC"). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

     - Following review of this proxy statement/prospectus, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE so that your shares can be voted at North Side's special meeting of shareholders.

WHAT IF I CHOOSE NOT TO READ THE INCORPORATED DOCUMENTS?

     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

WHAT RISKS SHOULD I CONSIDER?

     You should review carefully our discussion of "Risk Factors." You should also review the factors considered by the North Side board of directors in approving the merger agreement. See "Background of and Reasons for the Merger."

WHO CAN HELP ANSWER MY QUESTIONS?

     If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

     Mr. William Fabian
     North Side State Bank of Rock Springs
     601 North Front Street
     Rock Springs, Wyoming 82901-5350
     (307) 362-5601
     e-mail: bill.nssb@onewest.net

     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of North Side upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MARCH __, 2007.

                                     SUMMARY

     This summary, together with the preceding section entitled "Questions and Answers about this Document and the Merger," highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as APPENDIX A to this proxy statement/prospectus.

INFORMATION ABOUT GLACIER AND NORTH SIDE

     GLACIER BANCORP, INC.
     49 Commons Loop
     Kalispell, Montana 59901
     (406) 756-4200

     Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from over 86 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

     Glacier is the parent holding company of twelve wholly-owned subsidiary commercial banks: Glacier Bank of Kalispell, First Security Bank of Missoula; Glacier Bank of Whitefish, Valley Bank of Helena, Big Sky Western Bank of Bozeman, Western Security Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, N.A., all located in Montana; Mountain West Bank, located in Idaho with two branches in Utah and two branches in Washington; 1st Bank, located in Evanston, Wyoming; Citizens Community Bank, located in Pocatello, Idaho; and First National Bank of Morgan, Utah. Glacier is also the holding company of four financing subsidiaries.

     As of December 31, 2006, Glacier had total assets of approximately $4.5 billion, total net loans receivable and loans held for sale of approximately $3.2 billion, total deposits of approximately $3.2 billion and approximately $456 million in shareholders' equity. Glacier common stock trades on The NASDAQ Global Select Market under the symbol "GBCI."

     Financial and other information regarding Glacier is set forth in Glacier's annual report on Form 10-K for the year ending December 31, 2006. Information regarding Glacier's executive officers and directors, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth or incorporated by reference in Glacier's annual report on Form 10-K for the year ending December 31, 2005 and Glacier's proxy statement for its 2006 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

     NORTH SIDE STATE BANK OF ROCK SPRINGS
     601 North Front Street
     Rock Springs, Wyoming 82901-5350
     (307) 362-5601

     North Side is a state-chartered bank located in Rock Springs, Wyoming, where it was established in 1912. North Side offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. North Side serves individuals, small to medium-sized businesses, community organizations and public entities.

     As of December 31, 2006, North Side had total assets of approximately $122 million, total net loans receivable of approximately $38 million, total deposits of approximately $103 million and approximately $19 million in shareholders' equity.

     For additional information, see "Information Concerning North Side."

NORTH SIDE WILL MERGE INTO A SUBSIDIARY OF GLACIER

     The merger agreement provides for the merger of North Side with and into 1st Bank, a wholly owned subsidiary of Glacier. In the merger, your shares of North Side common stock will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of North Side.

     The merger agreement is attached as APPENDIX A to this document. We encourage you to read the merger agreement in its entirety.

NORTH SIDE SPECIAL MEETING

     The special meeting of shareholders of North Side will be held at its main office, located at 601 North Front Street, Rock Springs, Wyoming, on ________, ______, 2007 at ____ __.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

     You will be entitled to vote at the North Side special meeting if you owned North Side common stock at the close of business on _________, 2007, the record date. As of that date there were 1,000 shares of North Side common stock entitled to be voted at the special meeting.

APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO THIRDS (66 2/3%) OF THE SHARES OF NORTH SIDE'S OUTSTANDING COMMON STOCK

     In order to approve the merger agreement, at least two thirds (66 2/3%) of the outstanding shares of North Side common stock must be voted at the special meeting in favor of approval. Glacier's shareholders do not have to vote on the transaction.

     As of the record date for the meeting, the directors of North Side beneficially owned 101.5 shares, or 10.15%, of North Side's outstanding common stock. The North Side directors have agreed to vote their shares in favor of approval of the merger agreement.

NORTH SIDE REASONS FOR THE MERGER

     North Side's board of directors believes that the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

     - the value and form of the consideration to be received by North Side's shareholders in the merger;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with North Side's philosophy;

     -    the historical and prospective business of North Side:

     - the likely impact of the merger on the employees and customers of North Side;

     - the strategic goals of North Side and North Side's financial condition and prospects;

     - the fact that Glacier's common stock is widely held and has an active trading market; whereas, North Side's stock is illiquid and is not publicly traded;

     - the likelihood that the merger would provide the North Side shareholders with an attractive premium over North Side's stand-alone value; and

     - the competitive and regulatory environment for North Side and community banks generally.

North Side's board of directors also took into account advice of its financial advisors, Sheshunoff & Co. Investment Banking, which issued an opinion that the consideration to be received by North Side's common shareholders in the merger is fair, from a financial point of view. See "Background of and Reasons for the Merger - Reasons for the Merger" and "- Opinion of Financial Advisor to North Side" and APPENDIX C "Fairness Opinion of Sheshunoff & Co. Investment Banking."

WHAT NORTH SIDE SHAREHOLDERS WILL RECEIVE IN THE MERGER

     Under the merger agreement, Glacier will issue shares of its common stock and pay cash for all shares of North Side common stock outstanding as of the date of the merger agreement.

     If you do not provide notice of dissent, you will receive, for each share of North Side common stock that you own, a "unit" consisting of a combination of Glacier common stock and cash, without interest.

     The total merger consideration that Glacier will pay for the shares of North Side will be determined as follows:

     - Stock Portion: Glacier will issue shares of its common stock having a total value of $19,000,000. The exact number of shares to be issued will be determined by dividing $19,000,000 by the average closing price of Glacier's common stock during a 10 trading-day period immediately preceding the fifth calendar day prior to the closing of the merger.

     - Cash Portion: Glacier will pay cash in an amount determined by subtracting $10,000,000 from the amount of the "North Side Closing Capital," as defined in the merger agreement, on the fifth calendar day prior to the closing of the merger. Generally speaking, the "North Side Closing Capital" means North Side's capital stock, surplus and retained earnings, after giving effect to specified costs, payments, expenses and other adjustments.

     The merger agreement provides that the amount of consideration to be received for each share of North Side common stock will be determined by dividing the total consideration payable by 1,000, which is the number of shares of North Side common stock outstanding at the close of business on the date the merger agreement was executed.

     The actual aggregate number of shares of Glacier common stock to be issued in the merger, and the actual aggregate amount of cash to be paid, cannot be determined until the fifth calendar day prior to the effective date of the merger. Accordingly, the actual amount of Glacier common stock and cash that you will receive for each of your North Side shares will not be determined until shortly before the closing of the merger.

     As described under "The Merger - Termination of the Merger Agreement," the merger agreement provides that the merger may be terminated by either North Side or Glacier if the Glacier average closing price is above or below specified amounts, unless North Side or Glacier, as the case may be, elects to adjust the total number of shares of Glacier common stock to be issued in the stock portion of the merger consideration.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Neither North Side nor Glacier is required to complete the merger unless each of them receives a legal opinion of Glacier's counsel that the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, North Side shareholders who exchange their shares of North Side common stock for shares of Glacier common stock and cash pursuant to the merger will recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the shareholder's adjusted tax basis in its shares of North Side common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

NORTH SIDE SHAREHOLDERS HAVE DISSENTERS' RIGHTS

     Under Wyoming law, North Side shareholders have the right to dissent from the merger and receive cash for the value of their shares of North Side common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Wyoming statutes. These procedures are described later in this document, and a copy of the relevant provisions is attached as APPENDIX B.

THE NORTH SIDE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER

     The North Side board of directors believes that the merger is in the best interests of the North Side shareholders and has unanimously approved the merger agreement. The North Side board of directors recommends that North Side shareholders vote "FOR" approval of the merger agreement.

NORTH SIDE FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO NORTH SIDE SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW

     Sheshunoff & Co. Investment Banking has served as financial advisor to North Side in connection with the merger and has given an opinion to North Side's board of directors that, as of January 17, 2007, the consideration that North Side's shareholders will receive for their North Side shares in the merger is fair, from a financial point of view, to North Side shareholders. A copy of the opinion delivered by Shesunoff & Co. Investment Banking is attached to this document as APPENDIX C. North Side shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sheshunoff & Co. Investment Banking in providing its opinion. The opinion is more fully described under the heading "Opinion of Financial Advisor to North Side" below. North Side agreed to pay Sheshunoff & Co. Investment Banking a fee for its services and indemnify it against certain liabilities arising out of the merger or its engagement.

NORTH SIDE'S OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS

     Certain members of North Side's management have interests in the merger that are different from, or in addition to, their interests as North Side shareholders. These interests arise out of provisions in the merger agreement relating to indemnification of directors, certain bonuses to be paid to directors of North Side and, in the case of William Fabian, North Side's Chief Executive Officer and a North Side director, an employment agreement that will take effect upon consummation of the merger. See "The Merger - Interests of Certain Persons in the Merger."

     The North Side board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

THE MERGER IS EXPECTED TO OCCUR IN THE SECOND QUARTER OF 2007

     Currently, we anticipate that the merger will occur in the second quarter of 2007. However, we cannot assure you when or if the merger will occur.

COMPLETION OF THE MERGER IS SUBJECT TO SATISFACTION OR WAIVER OF CERTAIN CONDITIONS

     Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

     - approval of the merger agreement by holders of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock;

     -    approval of the merger by federal and state regulatory authorities;

     -    accuracy of the other party's representations in the merger agreement;
          and

     - compliance by the other party with all material terms, covenants and conditions of the merger agreement.

     The merger agreement provides that either Glacier or North Side may terminate the merger either before or after the North Side special meeting, under certain circumstances. Among other things, the merger may be terminated under certain circumstances if the average closing price of Glacier common stock during the valuation period either exceeds or is lower than specified amounts. See "The Merger - Termination of the Merger Agreement."

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS

     The merger must be approved by the Board of Governors of the Federal Reserve System and the Wyoming Division of Banking. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

EITHER NORTH SIDE OR GLACIER, AS THE CASE MAY BE, MUST PAY A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES

     The merger agreement provides that North Side must pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement due to a breach by North Side of its representations or covenants.

     The merger agreement also provides that Glacier must pay North Side a termination fee of $200,000 if North Side terminates the merger agreement due to a breach by Glacier of its representations or covenants. See "The Merger - Termination Fees."

NORTH SIDE MUST PAY GLACIER A BREAK-UP FEE UNDER CERTAIN CIRCUMSTANCES

     Under the merger agreement, North Side must pay Glacier a break-up fee of $950,000, if the merger agreement is terminated due to the failure of the North Side board of directors to recommend approval of the merger to its shareholders, or due to the receipt of a superior acquisition proposal which is acted upon by North Side.

     North Side agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire North Side. See "The Merger - Break-up Fee."

NORTH SIDE SHAREHOLDERS WILL HAVE DIFFERENT RIGHTS AFTER THE MERGER

     The rights of North Side shareholders are governed by Wyoming law, as well as by North Side's articles of incorporation and bylaws. After completion of the merger, the rights of the former North Side shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier's articles of incorporation and bylaws. Although Glacier's articles of incorporation and bylaws are similar in many ways to North Side's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of North Side shareholders. See "Comparison of Certain Rights of Holders of Glacier and North Side Common Stock."

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Note Regarding Forward-Looking Statements," you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER AGREEMENT LIMITS NORTH SIDE'S ABILITY TO PURSUE OTHER TRANSACTIONS AND PROVIDES FOR THE PAYMENT OF A BREAK UP FEE IF NORTH SIDE DOES SO.

     While the merger agreement is in effect and subject to very narrow exceptions, North Side and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits North Side's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If North Side receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, North Side may be required to pay a $950,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

UNDER CERTAIN CONDITIONS, THE MERGER AGREEMENT REQUIRES NORTH SIDE TO PAY A TERMINATION FEE.

     Under certain circumstances (generally involving North Side's breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require North Side to pay a termination fee of $200,000.

BECAUSE THE MARKET PRICE OF GLACIER COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE NUMBER OF SHARES OF GLACIER COMMON STOCK THAT YOU WILL RECEIVE.

     At the time of the North Side special meeting, you will not be able to determine the number of shares of Glacier common stock you would receive upon completion of the merger. Fluctuations in Glacier's stock price will impact how much Glacier common stock you will own relative to existing Glacier shareholders. You will receive fewer shares of Glacier common stock if Glacier's stock price increases. You will receive more shares of Glacier common stock if Glacier's stock price decreases. We urge you to obtain current market quotations for Glacier common stock.

COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT.

     Glacier and North Side have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of North Side or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of North Side.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE GLACIER'S FUTURE EARNINGS PER SHARE.

     Glacier believes that it has reasonably estimated the likely costs of integrating the operations of North Side into Glacier, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Glacier's earnings per share, meaning earnings per share could be less than if the merger had not been completed.

GLACIER MAY GROW THROUGH FUTURE ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT NET INCOME.

     Glacier has historically grown in part through acquisitions of other financial institutions and assets, and anticipates that it will engage in selected acquisitions in the future. There are risks associated with Glacier's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, Glacier can give you no assurance about the extent to which Glacier can continue to grow through acquisitions.

     In the future, Glacier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders.

GLACIER HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE A TAKEOVER OF GLACIER.

     Glacier has various anti-takeover measures in place, some of which are listed elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See "Comparison of Certain Rights of Holders of Glacier and North Side Common Stock."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier's and North Side's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

     - our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

     - the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

     - operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

     -    adverse governmental or regulatory policies may be enacted;

     - the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

     - the risks associated with continued diversification of assets and potential adverse changes in credit quality;

     -    increased loan delinquency rates;

     -    competition from other financial services companies in our markets;
          and

     - the risk of an economic slowdown adversely affecting credit quality and loan originations.

     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier's reports filed with the SEC.

     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or North Side or any person acting on behalf of Glacier or North Side are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor North Side undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

     The following selected financial information for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 is derived from audited consolidated financial statements of Glacier. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

                                               AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31
                                      --------------------------------------------------------------
                                         2006         2005         2004         2003         2002
                                      ----------   ----------   ----------   ----------   ----------
                                                DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
SUMMARY OF OPERATIONS
Interest income                       $  253,326   $  189,985   $  147,285   $  130,830   $  133,989
Interest expense                          95,038       59,978       39,892       38,478       47,522
                                      ----------   ----------   ----------   ----------   ----------
Net interest income                      158,288      130,007      107,393       92,352       86,467
Provision for loan losses                  5,192        6,023        4,195        3,809        5,745
                                      ----------   ----------   ----------   ----------   ----------
Net interest income after provision
   for loan losses                       153,096      123,984      103,198       88,543       80,722
Noninterest income                        51,842       44,626       34,565       33,562       25,917
Noninterest expenses                     112,550       90,926       72,133       65,944       57,813
                                      ----------   ----------   ----------   ----------   ----------
Pre-tax net income                        92,388       77,684       65,630       56,161       48,826
Taxes                                     31,257       25,311       21,014       18,153       16,424
                                      ----------   ----------   ----------   ----------   ----------
Net income                                61,131       52,373       44,616       38,008       32,402
                                      ==========   ==========   ==========   ==========   ==========
Basic earnings per share*             $     1.23   $     1.12   $     0.97   $     0.84   $     0.73
Diluted earnings per share*           $     1.21   $     1.09   $     0.96   $     0.83   $     0.72
Cash dividends per share*             $     0.45   $     0.40   $     0.36   $     0.32   $     0.26
STATEMENT OF FINANCIAL CONDITIONS:
Total assets                          $4,467,739   $3,706,344   $3,010,737   $2,739,633   $2,281,344
Net loans receivable and LHFS          3,165,524    2,397,187    1,701,805    1,430,365    1,300,653
Total deposits                         3,207,533    2,534,712    1,729,708    1,597,625    1,459,923
Total borrowings                         646,508      719,413      900,148      842,280      544,953
Shareholder's equity                     456,143      333,239      270,184      237,839      212,249
Book value per share*                 $     8.72   $     6.91   $     5.87   $     5.24   $     4.76
KEY OPERATING RATIOS:

                                               AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31
                                      --------------------------------------------------------------
                                         2006         2005         2004         2003         2002
                                      ----------   ----------   ----------   ----------   ----------
Return on average assets                  1.52%        1.52%        1.54%        1.53%        1.50%
Average equity to average assets          9.52%        8.61%        8.75%        9.10%        9.08%
Net interest margin(1)                    4.35%        4.20%        4.15%        4.20%        4.51%
Non-performing over assets                 .19%        0.26%        0.32%        0.48%        0.51%
Dividend payout ratio                    36.59%       35.93%       37.36%       38.07%       35.45%

(1)  Calculated on a tax equivalent basis.

*    Revised for stock splits and dividends.

                COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

     GLACIER COMMON STOCK

     Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol "GBCI." The following table sets forth for the periods indicated:

     - the high and low sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

     -    dividends per share on Glacier common stock.

                                                                CASH
                                                             DIVIDENDS
                                            HIGH*    LOW*     DECLARED
                                           ------   ------   ---------
2005
First quarter ..........................   $18.65   $15.73      $0.09
Second quarter .........................   $17.59   $14.05      $0.10
Third quarter ..........................   $20.93   $17.27      $0.10
Fourth quarter .........................   $22.33   $18.67      $0.11

2006
First quarter ..........................   $21.81   $19.72      $0.11
Second quarter .........................   $21.20   $18.69      $0.11
Third quarter ..........................   $23.24   $18.55      $0.11
Fourth quarter .........................   $25.25   $21.99      $0.12

2007
First quarter (through _____, 2007) ....   $        $           $

----------
*    Adjusted for stock splits and stock dividends.

     At February 23, 2007, the 52,621,832 outstanding shares of Glacier common stock were held by approximately 1,973 holders of record.

     NORTH SIDE COMMON STOCK

     North Side's common stock is not quoted on a stock exchange or market and no broker makes a market in the stock. If North Side were to remain independent, management of North Side does not expect that a market for North Side common stock would develop. Stock transfer records maintained by North Side indicate that there have been infrequent transactions in North Side's stock other than occasional gift transactions. Other sales and purchases of shares of North Side common stock are privately negotiated, and North Side is often not aware of the price for those transactions. North Side is aware of no transfers of North Side common stock since January 31, 2006. Consequently, no trading price date is available which would accurately reflect the actual market value of the shares.

     At February 26, 2007, the 1,000 outstanding shares of North Side common stock were held by approximately 136 holders of record.

     The timing and amount of dividends paid by North Side is subject to determination by the board of directors of North Side, in its sole discretion, and depends upon earnings, cash requirements and its financial condition, applicable government regulations and other factors deemed relevant by the North Side board of directors. North Side has not historically paid quarterly cash dividends, but rather annual cash dividends. In December 2005, North Side declared and paid a dividend of $850.00 per share. In December 2006, North Side declared and paid a dividend of $1,000.00 per share.

                    NORTH SIDE SPECIAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE

     The North Side special meeting of shareholders will be held on ________, _______, 2007, at ____ ___.m. local time, at the main offices of North Side located at 601 North Front Street, Rock Springs, Wyoming.

     As described below under "Vote Required," approval of the merger agreement requires the affirmative vote of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, North Side may adjourn or postpone the meeting in order to permit further solicitation of proxies by North Side. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

PURPOSE

     At the special meeting, North Side shareholders will:

     -    consider and vote on a proposal to approve the merger, and

     - if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     The North Side board of directors has fixed 5:00 p.m. on _________, 2007 as the record date for determining the holders of shares of North Side common stock entitled to notice of and to vote at the special meeting. At the close of business on the North Side record date, there were 1,000 shares of common stock issued and outstanding and held by approximately ___ holders of record. Holders of record of North Side common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters' rights if certain procedures are followed. See "The Merger - Dissenters' Rights of Appraisal" and APPENDIX B.

     The directors of North Side have agreed to vote all shares held or controlled by him or her in favor of approval of the merger. A total of 101.5 outstanding shares, or 10.15% of the outstanding shares of North Side common stock, are covered by the voting agreement. See "The Merger - Voting Agreement."

VOTE REQUIRED

     The affirmative vote of the holders of at least two thirds (66 2/3%) of the shares of North Side's outstanding common stock is required to approve the merger. At least fifty percent (50%) of the total outstanding shares of North Side common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

     For voting purposes, however, only shares actually voted FOR the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of North Side common stock. AS A RESULT, ABSTENTIONS AND BROKER NONVOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

     If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR THE APPROVAL OF THE MERGER AND IN THE PROXY HOLDER'S DISCRETION ON ANY OTHER MATTER PROPERLY COMING BEFORE THE MEETING. Any proxy given by a shareholder may be revoked before its exercise by:

     -    written notice to the Secretary of North Side;

     -    a later-dated proxy; or

     -    appearing and voting at the special meeting in person.

     North Side is soliciting the proxy for the special meeting on behalf of the North Side board of directors. North Side will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, North Side may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. North Side does not expect to pay any compensation for the solicitation of proxies. However, North Side will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

     On an ongoing basis, North Side's board of directors has reviewed and assessed the various business trends and conditions impacting North Side and financial institutions generally, particularly those with its primary business focus in our community and the surrounding area. The board of directors also has evaluated various strategic alternatives available to North Side.

     The North Side board of directors contacted Sheshunoff & Co. Investment Banking in 2006 regarding their interest in evaluating the strategic alternatives available to the Bank, including a potential sale of North Side. Following the invitation of the board of directors of North Side, Sheshunoff & Co. Investment Banking made a presentation to the North Side board of directors regarding the possible value of North Side in the bank merger and acquisition marketplace, trends of consolidation and increased competition in the financial services industry, and merger and acquisition activity on a regional basis.

     At the direction of our board, Sheshunoff & Co. Investment Banking began contacting selected potential interested parties regarding the potential acquisition of North Side. Of the parties contacted, four entered into confidentiality agreements and received confidential disclosure materials regarding North Side.

     North Side received indications of interest from two interested parties; the other parties declined to submit acquisition proposals. Our board, with assistance from Sheshunoff & Co. Investment Banking and our legal advisors, evaluated the indications of interest. Sheshunoff & Co. Investment Banking had further negotiations with Glacier, the highest bidder in terms of aggregate merger consideration, which negotiations resulted in an increase in the proposed merger consideration. North Side's board of directors then authorized Sheshunoff & Co. Investment Banking to invite Glacier to perform due diligence on North Side. As Glacier was completing its due diligence review, the North Side board of directors authorized legal counsel to begin negotiating the legal terms of an acquisition transaction with counsel for Glacier. Glacier provided North Side with a formal offer letter, which the North Side board of directors unanimously recommended accepting.

     Glacier and North Side board of directors continued to negotiate the terms of a proposed definitive agreement. A the conclusion of the discussions, our board of directors voted unanimously to approve the reorganization agreement, the merger described therein and the transaction contemplated thereby.

     Glacier and North Side executed the merger agreement and related documents on January 22, 2007. After the close of business on January 22, 2007, the parties issued a joint press release announcing the execution of the merger agreement.

REASONS FOR THE MERGER - NORTH SIDE

     At a special meeting held on January 17, 2007, the North Side board of directors determined that the terms of the merger agreement were in the best interests of North Side and its shareholders. In the course of reaching its decision to approve the merger agreement, the North Side board of directors consulted with Sheshunoff & Co. Investment Banking, its financial advisor, and Jenkens & Gilchrist, P.C., its legal counsel. In reaching its final determination, North Side's board of directors considered a number of factors including, without limitation, the following:

     - the terms of the merger agreement and the form of the consideration, and the historical trading ranges for Glacier common stock;

     - the alternatives of North Side's continuing as an independent community bank or combining with other potential merger partners versus the determination that the merger with Glacier presented the best opportunity for maximizing shareholder value and serving the banking needs of the communities in which North Side operates;

     - information concerning Glacier's financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

     - the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by with Glacier;

     - the opinion of Sheshunoff & Co. Investment Banking that the consideration to be received by North Side's shareholders in the merger is fair from a financial point of view;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with North Side's philosophy;

     - the expectation that North Side shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Glacier common stock;

     -    that Glacier has historically paid cash dividends on its common stock;

     - the effects of the regulatory and market pressures facing North Side and community banks generally and North Side's prospects as an independent bank;

     - Glacier's agreement to provide a severance policy for North Side employees who do not continue as Glacier employees under which employees terminated in certain instances may be eligible to receive severance pay;

     - the determination that a business combination with Glacier would extend North Side's lending capabilities and increase the range of financial products and services available to North Side's customers;

     - the broad experience of Glacier's management team and its particular experience in managing subsidiary banks that have an emphasis on local decision making and authority;

     - the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

     - that the "break-up" fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between North Side and third parties;

     - the possible disruption to North Side's business that may result from the announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of North Side's business; and

     - the restrictions contained in the merger agreement on the operation of North Side's business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of North Side contained in the merger agreement.

     The foregoing discussion of the information and factors considered by the North Side board of directors is not intended to be exhaustive. In reaching its determination to approve and recommend the transaction, the North Side board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the factors considered in reaching that determination. Individual directors may have given differing weights to different factors. After deliberating with respect to the merger transaction with Glacier, considering, among other things, the matters discussed above and the opinion of Sheshunoff & Co. Investment Banking referred to above, the North Side board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of North Side and its shareholders.

OPINION OF FINANCIAL ADVISOR TO NORTH SIDE

     North Side retained Sheshunoff & Co. Investment Banking ("Sheshunoff") to provide its opinion as to the fairness from a financial viewpoint of the merger consideration to the North Side shareholders. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. North Side's board of directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

     On January 17, 2007, Sheshunoff rendered its fairness opinion to North Side's board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of North Side. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as APPENDIX C to this proxy statement/prospectus. You are urged to read Sheshunoff's fairness opinion carefully and in its entirety. The fairness opinion is addressed to North Side's board of directors and does not constitute a recommendation to any North Side shareholder as to how he or she should vote at the special meeting of North Side's shareholders.

     In connection with the fairness opinion, Sheshunoff:

     -    Reviewed a draft of the merger agreement;

     - Reviewed North Side's audited financial statements for the period ending December 31, 2005 and unaudited financial statements for the period ending December 31, 2006;

     - Evaluated North Side's consolidated results based upon a review of its regulatory reports for the five-years ending December 31, 2001 through December 31, 2005 and for the 9 months ended September 30, 2006;

     - Reviewed publicly available financial statements and other business and financial information of Glacier;

     - Conducted conversations regarding recent and projected financial performance of North Side with respective members of executive management;

     - Compared North Side's recent operating results with those of certain other banks in the Western Region of the United States that have recently been acquired;

     - Compared North Side's recent operating results with those of certain other banks in the United States that have recently been acquired;

     - Compared the pricing multiples for North Side in the merger to those of certain other banks in the Western Region of the United States that have recently been acquired;

     - Compared the pricing multiples for North Side in the merger to those of certain other banks in the United States that have recently been acquired;

     - Analyzed the present value of the after-tax cash flows North Side could produce through the year 2011 based on projections provided by North Side's management;

     - Reviewed the potential pro forma impact of the merger on the combined company's results and certain financial performance measures of North Side and Glacier;

     - Reviewed the historical stock price data and trading volume of Glacier's common stock;

     - Compared the historical stock price data and trading volume of Glacier's common stock with that of certain other comparable publicly traded companies;

     - Compared certain financial characteristics and performance measures of Glacier with that of certain other comparable publicly traded companies;

     - Compared the historical stock price performance of Glacier's common stock with that of selected indices Sheshunoff deemed relevant; and

     -    Performed such other analyses as Sheshunoff deemed appropriate.

     In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by North Side were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of North Side, and did not independently verify the validity of such assumptions.

     Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of North Side or Glacier nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of North Side or Glacier. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances were, in the aggregate, adequate to cover such losses.

     The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of January 17, 2007.

     In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of North Side, Glacier or the combined entity.

     In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of North Side or Glacier. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the board of directors or the management of North Side with respect to the value of North Side or Glacier or to the fairness of the merger consideration.

     The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning North Side and Glacier as of June 30, 2006 and for Glacier and certain publicly traded companies as of September 30, 2006.

     Pursuant to the merger agreement, Glacier has agreed to exchange shares of Glacier common shares with a value of $19 million for all of the outstanding shares of North Side common stock, which constitutes the stock portion of the merger consideration. The shareholders will also receive cash equal to the amount of North Side capital in excess of $10 million computed in accordance with the merger agreement, which constitutes the cash portion of the merger consideration. Utilizing management's best estimates of income, expenses and other adjustments to determine the North Side Closing Capital as set forth in the merger agreement, the cash portion of the merger consideration was estimated to be $8.475 million. The total estimated merger consideration was $27.475 million or $27,475 per share of North Side common stock, assuming 1,000 shares of North Side common stock outstanding. The merger consideration may be higher or lower as of the Effective Date based upon the terms of the merger agreement.

     For the purposes of its analyses, Sheshunoff utilized a price of $23.91 per share for Glacier's common stock. Dividing this price into the stock portion of the merger consideration of $19 million yields 794,647 shares of Glacier stock to be issued in the merger. Dividing the 794,647 shares of Glacier common stock to be received by the number of outstanding shares of North Side common stock produces an exchange ratio of 794.6466 Glacier shares for each North Side share outstanding.

     North Side Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that North Side could produce on a stand-alone basis through the year 2011 under various circumstances, assuming that it performed in accordance with the projections provided by North Side's management.

     Sheshunoff estimated the terminal value for North Side at the end of 2011 by capitalizing the final period projected earnings using a discount rate that is the quotient of (1) the assumed annual long-term growth rate of the earnings of North Side of 5.0% plus 1% and (2) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 7.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of North Side and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $13,651.76 to $17,441.49 as shown in the table below compared to the estimated merger consideration of $27,475.00 per share.

                                           DISCOUNT RATE
                               ------------------------------------
                                  14.0%        13.0%        12.0%
                               ----------   ----------   ----------
Present value (in thousands)   $   13,652   $   15,308   $   17,441
Present value (per share)      $13,651.76   $15,308.42   $17,441.49

     Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to the merger. The comparable transactions consisted of a group of selected transactions for banks in the states of Wyoming, Utah, South Dakota, Nebraska, Montana, Idaho and Colorado for which pricing data were available. These comparable transactions consisted of 21 mergers and acquisitions of banks with assets between $200 million and $600 million that were announced between July 1, 2004 and January 19, 2007. The analysis yielded multiples of the purchase prices in these transactions as shown below:

                                       PRICE/                   PRICE/
            PRICE/      PRICE/          LTM         PRICE/     DEPOSITS
           BOOK (X)   TG BOOK (X)   EARNINGS(X)   ASSETS (%)      (%)
           --------   -----------   -----------   ----------   --------
Maximum      2.77         3.77          42.9         28.8        34.3
Minimum      1.11         1.11           6.2         12.7        16.7
Median       1.79         1.88          16.7         17.9        21.8
Glacier*     1.46         1.46          26.0         22.6        26.8

*    Assumes merger consideration of $27.475 million or $27,475.00 per share.

     The median pricing multiples to assets and deposits in the comparable transactions were lower than those in the merger. The median price to book multiple and the median price to tangible book ratio were lower. It was noted that the equity to asset and tangible equity to asset ratios for North Side were much higher than those for the comparable transactions. The price to last twelve-month earnings (LTM earnings) multiples for the comparable transactions were lower than the merger.

     Contribution Analysis: Sheshunoff reviewed the relative contributions of North Side and Glacier to the combined company based on regulatory data as of December 31, 2006 for North Side and GAAP financial data as of September 30, 2006 for Glacier. The balance sheet items for GBCI are September 30, 2006 period-end balances and the income statement items are for the last-twelve months ending September 30, 2006. Sheshunoff compared the pro forma ownership interests of North Side and Glacier of 1.5% and 98.5%, respectively, to: (1) total assets of 2.9% and 97.1%, respectively; (2) total loans of 1.3% and 98.7%, respectively; (3) total deposits of 3.5% and 96.5%, respectively; (4) total equity of 4.4% and 95.6%, respectively; (5) total tangible equity of 5.6% and 94.4%, respectively; (6) non-interest income of 1.2% and 98.8%, respectively;
(7) non-interest expense of 2.7% and 97.3%, respectively; and (8) 2006 earnings of 1.8% and 98.2% respectively. The contribution analysis shows that the ownership of North Side shareholders in the combined company is less than the contribution of equity and tangible equity and many of the other items. Approximately 31% of the total consideration to be received by the North Side shareholders is in the form of cash that reduces the amount of stock the shareholders would have received if the total consideration had been all stock. Some of Glacier's items were likely affected by its 2006 acquisitions. The contributions are shown in the table following.

($000S)                   ASSETS       %        LOANS       %       DEPOSITS      %
                        ----------   -----   ----------   -----   -----------   -----
North Side State Bank   $  121,530     2.9%  $   37,849     1.3%  $  102,525      3.5%
Glacier Bancorp, Inc.    4,126,696    97.1%   2,815,049    98.7%   2,851,335     96.5%
                        ----------   -----   ----------   -----   ----------    -----
   Combined Company     $4,248,226   100.0%  $2,852,898   100.0%  $2,953,860    100.0%
                        ----------   -----   ----------   -----   ----------    -----

                         EQUITY      %     TG. EQUITY     %     EARNINGS     %
                        --------   -----   ----------   -----   --------   -----
North Side State Bank   $ 18,772     4.4%   $ 18,772      5.6%   $ 1,056     1.8%
Glacier Bancorp, Inc.    411,010    95.6%    313,516     94.4%    58,289    98.2%
                        --------   -----    --------    -----    ------    -----
   Combined Company     $429,782   100.0%   $332,288    100.0%   $59,345   100.0%
                        --------   -----    --------    -----    ------    -----

                           NON-               NON-
                         INTEREST           INTEREST             SHARES
                           INC         %       EXP       %      (ACTUAL)      %
                        ---------   -----   --------   -----   ----------   -----
North Side State Bank    $   607      1.2%  $  2,900     2.7%     794,647     1.5%
Glacier Bancorp, Inc.     48,945     98.8%   105,576    97.3%  50,766,276    98.5%
                         -------    -----   --------   -----   ----------   -----
   Combined Company      $49,552    100.0%  $108,476   100.0%  51,560,923   100.0%
                         -------    -----   --------   -----   ----------   -----

     Pro Forma Financial Impact: Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share for calendar year 2006 and 2007 and the book value as of September 30, 2006, based on the projections provided by North Side management for North Side on a stand-alone basis assuming no synergies resulting from the merger. The analysis indicated that the earnings per share accretion (on a cash basis) to estimated earnings per share on a stand-alone basis was $357.59 per share or 33.9% in 2006 and $410.91 per share or 34.9% in 2007. The analysis further indicated the dilution to September 30, 2006 North Side book value per share after reducing book value by the estimated cash per share to paid from North Side's closing equity to be $2,944.42 per share or 28.6% in 2006.

     Comparable Company Analysis: Sheshunoff compared the operating and market results of Glacier to the results of other publicly traded banking companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the companies was the Western Region of the United States (defined by SNL Financial LC). Glacier was compared to banks with total assets between $2 billion and $5 billion. The data for the following table were based on regulatory information provided by SNL Financial and are as September 30, 2006. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

                                                                 Peer Group
                                                       Glacier     Median
                                                       -------   ----------
Net Interest Margin                                     4.62%       4.82%
Efficiency Ratio                                        52.0%       49.2%
Return on Average Assets                                1.53%       1.50%
Return on Average Equity                                16.7%       15.0%
Equity to Asset Ratio                                   9.96%      10.68%
Tangible Equity to Tangible Asset Ratio                 7.78%       7.00%
Ratio of Non-performing Assets to Total Assets          0.18%       0.33%
Ratio of Non-performing Loans to Total Loans            0.24%       0.40%
Ratio of Loan Loss Reserves to Loans                    1.50%       1.31%
Ratio of Loan Loss Reserves to Non-performing Assets     584%        302%

Glacier completed two bank acquisitions with total assets of about $500 million during 2006. The acquisition of Citizens Development closed in October 2006. The comparative ratios for Glacier reflect the effects of these transactions.

     Glacier's performance as measured by its return on average assets was similar to its peers while its return on average equity was somewhat higher than that of its peers. Glacier's asset quality, as measured by its ratio of non-performing assets to total assets and its ratio of non-performing loans to total loans, was better than the peer group medians. Its ratios of loan loss reserves to loans and of loan loss reserves to non-performing assets were higher than the peer group medians, indicating better coverage of risk assets. Glacier's capital level was generally similar to its peers with the equity to asset ratio being slightly lower than the peer group but the tangible equity to asset ratio being above that of its peers.

     Sheshunoff compared Glacier's trading results to its peers. The results are contained in the following table. The data for the following table were based on publicly available GAAP financial information and market data provided by SNL Financial and are as of September 30, 2006.

                                                                             Peer Group
                                                                   Glacier     Median
                                                                   -------   ----------
Market Price as a Multiple of Stated Book Value (times)             2.80x       2.27x
Market Price as a Multiple of Stated Tangible Book Value (times)    4.10x       3.22x
Price as a Multiple of LTM Earnings (times)                         20.2x       16.9x
Market Price as a Percent of Assets                                 28.6%       22.1%
Dividend Yield per Share                                            1.97%       1.41%
Dividend Payout per Share                                           36.9%       24.2%

     Glacier's price-to-book multiples as measured by its market price as a multiple of stated book value and its market price to stated tangible book value were higher than the comparable peer group medians. Glacier's and market price to assets ratios was also higher than that for its peers. Glacier's price-to-earnings multiple as shown in the price as a multiple of last 12 months earnings through September 30, 2006 was higher than its peers. Glacier's dividend yield and dividend payout ratio were higher than its peers.

     Sheshunoff compared selected stock market results of Glacier to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (1) the SNL index for all publicly traded banks in the United States, and (2) the SNL index of banks with assets between $1 billion and $5 billion in the United States. Glacier's common stock price underperformed the selected indices for the period from January 2006 until October 2006. For the period from October 2006 through the end of 2006, Glacier's stock price outperformed both of the selected indices. Since beginning of 2007, Glacier's stock performance has been below the SNL index for all publicly traded banks but above the SNL index of banks with assets between $1 billion and $5 billion.

     No company or transaction used in the comparable company and comparable transaction analysis is identical to North Side, Glacier or Glacier as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of North Side and Glacier and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

     Pursuant to its engagement letter with North Side, Sheshunoff will receive a fee of 1.25% of the total consideration estimated to be approximately $343,000 contingent upon the closing of the merger. In addition, North Side agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. North Side also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

     The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any North Side shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by North Side.

     Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Glacier pursuant to the merger is fair to North Side shareholders, from a financial point of view.

RECOMMENDATION OF THE NORTH SIDE BOARD

     The board of directors of North Side has concluded that the proposed merger as described in the merger agreement is in the best interest of North Side and its shareholders. The board of directors believes that the present banking climate offers an opportune time for shareholders of North Side to exchange their shares for Glacier common stock and cash at an attractive price. AFTER CAREFULLY CONSIDERING THE PROPOSED MERGER, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF NORTH SIDE VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

                                   THE MERGER

     The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as APPENDIX A.

BASIC TERMS OF THE MERGER

     The merger agreement provides for the merger of North Side with and into 1st Bank, a currently existing subsidiary of Glacier. When the merger occurs, the resulting bank will operate as a wholly-owned subsidiary of Glacier.

     In the merger, North Side shareholders will receive a combination of Glacier common stock and cash for their North Side common stock, as described below.

     While Glacier and North Side believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "--Conditions to the Merger" and "--Regulatory Requirements."

          Immediately following the merger, the resulting bank (1st Bank) intends to pay a cash dividend to Glacier in an amount equal to the amount of cash paid by Glacier to North Side shareholders.

MERGER CONSIDERATION

     The merger agreement provides that as of the effective date of the merger, each share of North Side common stock will be converted into the right to receive a combination of Glacier common stock and cash, as described below.

     The total merger consideration consists of a stock portion and a cash portion, which will be determined in the following manner:

     Stock Portion of Merger Consideration

     The total stock consideration payable by Glacier is equal to the number of shares of Glacier common stock, rounded to the nearest thousandth, obtained by dividing $19,000,000 by the "Glacier Average Closing Price."

     The "Glacier Average Closing Price" is the average daily closing price per share of Glacier common stock, as reported on the NASDAQ Global Select Market, during the 10 trading-day period immediately preceding the fifth calendar day prior to the effective date of the merger.

     Cash Portion of Merger Consideration

     The total cash consideration payable by Glacier is determined by subtracting $10,000,000 from the amount of the "North Side Closing Capital" as of the fifth calendar day prior to the effective date of the merger. The "North Side Closing Capital" is defined in the merger agreement as North Side's capital stock, surplus and retained earnings, determined in accordance with generally accepted accounting principles:

     - after giving effect to the amount, whether or not yet paid, of all North Side "Transaction Fees" (as defined in the merger agreement), of specified bonuses payable to North Side directors, and any bonuses or other distributions to be made to North Side employees at or prior to the closing of the merger;

     - after giving effect to the amount required to fully fund North Side's Pension Plan for Employees;

     - after excluding the impact of any increase in the North Side allowance for possible loan and lease losses or charge-offs or other reserves reasonably required by Glacier, between the date of the merger agreement and the date of closing;

     - without giving any effect to accumulated other comprehensive income or loss as reported on North Side's balance sheet; and

     -    after excluding goodwill or other intangibles.

     The value of the consideration (in stock and cash) that a North Side shareholder will receive for each share of North Side stock is referred to in the merger agreement as the "per share consideration." Per share consideration is the dollar amount obtained by dividing the total consideration by 1,000, which is the number of outstanding North Side shares on January 22, 2007, the date the merger agreement was executed.

     North Side may terminate the merger agreement if the Glacier average closing price is greater than $26.33 per share, unless Glacier elects to adjust the per share stock consideration. Glacier may terminate the merger agreement if the Glacier average closing price is less than $21.55, unless North Side agrees to accept an adjustment in the per share stock consideration. See "--Termination of the Merger Agreement."

     Letter of Transmittal. Prior to the closing of the merger, the exchange agent will send a letter of transmittal to each person who was a North Side shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of North Side common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

     All shares of Glacier common stock issued to the holders of North Side common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your North Side stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Glacier common stock into which any of your shares may have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of North Side of any shares of North Side common stock. If certificates representing shares of North Side common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of North Side common stock represented by those certificates shall have been converted.

     If a certificate for North Side common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with North Side, and appropriate and customary identification.

FRACTIONAL SHARES

     No fractional shares of Glacier common stock will be issued to any holder of North Side common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier Average Closing Price, calculated as described above under "--Stock Portion of Merger Consideration." No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the second quarter of 2007. Either Glacier or North Side may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before July 31, 2007.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of North Side common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

     This discussion assumes that the North Side shareholders hold their shares of North Side common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to North Side shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

     - financial institutions, mutual funds, dealers in securities or insurance companies;

     -    tax-exempt organizations;

     -    S corporations or other pass-through entities;

     -    non-United States persons;

     - North Side shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

     - North Side shareholders who received their North Side common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

     Consummation of the merger is conditioned upon the receipt by North Side and Glacier of the opinion of Graham & Dunn PC, counsel to Glacier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service ("IRS") or the courts, and neither North Side nor Glacier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

     If upon the consummation of the merger a holder exchanges all of its shares of North Side common stock for a combination of Glacier common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of fractional shares) and the fair market value of the Glacier common stock (including any fractional shares deemed received and exchanged for cash) received pursuant to the merger over the holder's adjusted tax basis in its shares of North Side common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the holder's holding period with respect to the North Side common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See "--Possible Treatment of Cash as a Dividend" below.

     The aggregate tax basis of Glacier common stock received by a holder that exchanges its shares of North Side common stock for a combination of Glacier common stock and cash pursuant to the merger (before reduction for the basis in any fraction shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the shares of North Side common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Glacier common stock will include the holding period of the shares of North Side common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of North Side common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of Glacier. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of North Side common stock solely for Glacier common stock and Glacier then immediately redeemed (the "deemed redemption") a portion of the Glacier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

     The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the holder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and (ii) less than 80% of the percentage of Glacier stock the holder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder's actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the holder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a holder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

     Cash Received in Lieu of a Fractional Share. Cash received by a holder of North Side common stock in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the share of North Side common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of North Side common stock is more than one year.

     Dissenting Shareholders. Holders of North Side common stock who dissent with respect to the merger, as discussed in "Dissenters' Rights," and who receive cash in respect of their shares of North Side common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Glacier after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder's aggregate tax basis in his or her shares of North Side common stock. The gain or loss will be long-term capital gain or loss if the shares of North Side were held for more than one year.

     Backup Withholding. Non-corporate shareholders of North Side may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

     - furnish a correct taxpayer identification number and certify under penalty of perjury that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

     -    are otherwise exempt from backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder's federal income tax liability, provided he or she furnishes the required information to the IRS.

     Reporting Requirements. Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder's federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. North Side shareholders will be responsible for the preparation of their own tax returns.

     Graham & Dunn PC has delivered an opinion to the foregoing effect to Glacier and North Side. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Glacier and North Side to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

     An opinion of counsel only represents counsel's best legal judgment and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither North Side nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

     THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO NORTH SIDE SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, NONE OF WHICH IS DESCRIBED ABOVE. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, EACH NORTH SIDE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING ITS SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE SPECIFIC APPLICATION OF STATE, LOCAL AND FOREIGN LAWS TO SUCH SHAREHOLDER AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

VOTING AGREEMENT

     The directors of North Side have entered into a Voting Agreement, dated as of January 22, 2007. In the Voting Agreement, the directors agree, among other things, to vote the shares of North Side common stock that he or she owns or controls in favor of the merger. The directors who have entered into this Voting Agreement are entitled to vote a total of 101.5 outstanding shares of North Side common stock, which is 10.15% of the total shares outstanding.

DISSENTERS' RIGHTS OF APPRAISAL

     Under provisions of Wyoming law, North Side shareholders have the right to dissent from the merger and to receive payment in cash of the "fair market value" of their shares of North Side common stock.

     FAILURE OF A SHAREHOLDER TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WILL RESULT IN LOSS OF HIS OR HER DISSENTER'S RIGHTS. No advice can be given as to the ultimate value that an appraiser may place upon the shares held by those who choose to dissent. Accordingly, we strongly encourage you to consult with a knowledgeable professional advisor before exercising your dissenters' rights.

     North Side shareholders electing to exercise dissenters' rights must comply with the applicable provisions of Wyoming law in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a North Side shareholder must follow in order to dissent from the merger and perfect dissenters' rights. THIS SUMMARY, HOWEVER, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE PROVISIONS OF THE SECTION 13-4-110 OF THE WYOMING STATUTES, THE FULL TEXT OF WHICH ARE SET FORTH IN APPENDIX B TO THIS DOCUMENT.

     Section 13-4-110 provides that the owner of shares in a state bank which were voted against a merger to result in a state bank are entitled to receive their fair market value in cash, if and when the merger becomes effective, upon written demand, made to the resulting state bank, at any time within thirty (30) days after the effective date of the merger, accompanied by the surrender of the stock certificates.

     The value of the shares shall be determined, as of the date of the shareholders' meeting approving the merger, by three appraisers, one to be selected by the owners of two-thirds of the dissenting shares involved, one by the board of directors of the resulting bank, and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. If the appraisal is not completed within ninety (90) days after the merger becomes effective, the state banking commissioner shall cause an appraisal to be made. The expenses of appraisal shall be paid by the resulting bank.

     THE FAILURE OF A NORTH SIDE SHAREHOLDER TO COMPLY STRICTLY WITH THE APPLICABLE REQUIREMENTS OF WYOMING LAW WILL RESULT IN A LOSS OF HIS OR HER DISSENTER'S RIGHTS. A COPY OF THE RELEVANT STATUTORY PROVISIONS IS ATTACHED AS APPENDIX B. YOU SHOULD REFER TO THIS APPENDIX FOR A COMPLETE STATEMENT CONCERNING DISSENTERS' RIGHTS AND THE FOREGOING SUMMARY OF SUCH RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THAT APPENDIX.

CONDITIONS TO THE MERGER

     Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

     Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party's obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and North Side, are as follows:

     -    approval of the merger by North Side shareholders;

     - accuracy of the other party's representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

     - compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

     - that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

     - that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

     - Glacier's and North Side's receipt of a tax opinion from Graham & Dunn PC; and

     - the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of North Side when the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

     In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

     - North Side has delivered a statement regarding the amount of transaction fees (as defined in the merger agreement) and that such transaction fees are in compliance with the terms of the merger agreement;

     - That in the opinion of the management of North Side, North Side's allowance for loan and lease losses, as adjusted for any increases or charge-offs reasonably required by Glacier, is adequate to absorb North Side's anticipated loan losses;

     - That the North Side Closing Capital (as defined in the merger agreement) will not be less that $10,000,000 at the closing of the merger; and

     - That the aggregate deposits of North Side, excluding certificates of deposit (or equivalents) of $100,000 or more and brokered deposits, is not less than $80 million at the closing of the merger.

     Additionally, either Glacier or North Side may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under "-Termination of the Merger Agreement."

     Either Glacier or North Side may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory and North Side shareholder approval). Either Glacier or North Side may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the North Side special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of North Side shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration North Side shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further North Side shareholder approval.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement contains several provisions entitling either Glacier or North Side to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

     Lapse of Time. If the merger has not been consummated by July 31, 2007, then at any time after that date, the board of directors of either Glacier or North Side may terminate the merger agreement.

     Glacier Average Closing Price Greater than $26.33. By specific action of its board of directors, North Side may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $26.33.

     If North Side provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $26.33, Glacier may elect, within two business days of its receipt of such notice, to adjust the per share stock consideration through the issuance of additional shares of Glacier common stock, such that the per share stock consideration equals the number of share of Glacier common stock that a North Side shareholder would have received if the Glacier average closing price had been $26.33. If this election is made by Glacier, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the per share stock consideration will have been adjusted.

     Glacier Average Closing Price Less than $21.55. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is less than $21.55.

     If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $21.55, North Side may elect, within two business days of its receipt of such notice, to accept an adjustment to the per share stock consideration through the issuance of fewer shares of Glacier common stock, such that the per share stock consideration equals the number of shares of Glacier common stock that a North Side shareholder would have received in the Glacier average closing price had been $21.55. If this election is made by North Side, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that that the per share stock consideration will have been adjusted.

     Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by North Side shareholders, by mutual consent.

     No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

     Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

     Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the North Side board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the North Side board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if North Side shareholders elect not to approve the merger.

     Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Wyoming to restrain or invalidate the merger or the merger agreement.

     Potential Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of North Side common stock are proposed dissenting shares (as defined in the merger agreement).

     Superior Proposal. North Side may terminate the merger agreement if its board of directors determines in good faith that North Side has received a "Superior Proposal" as defined in the merger agreement. This right is subject to the requirement that North Side may terminate the merger agreement only if North Side (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, North Side intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, and (iii) North Side has provided Glacier with at least five business days prior notice that North Side intends to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and North Side) in such a manner as would enable North Side to proceed with the merger.

TERMINATION FEES

     Subject to certain exceptions, North Side will pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement based on a North Side breach of its representations or breach of its covenants. Glacier will pay North Side a termination fee of $200,000 if North Side terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

BREAK-UP FEE

     If the merger agreement is terminated because (i) the North Side board of directors fails to recommend shareholder approval of the merger agreement; or
(ii) North Side terminates the merger agreement after receiving a superior proposal (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable North Side's board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after North Side's receipt of a superior proposal followed by an immediate acquisition event (as defined), then North Side will immediately pay Glacier a break-up fee of $950,000. If the merger agreement is terminated by Glacier due to North Side's receipt of a superior proposal and the merger agreement and merger are not approved at the shareholders' meeting and prior to or within six months after such termination, North Side enters into an agreement, or publicly announces an intention, to engage in an acquisition event, or within 12 months after such termination an acquisition event has occurred, then North Side will promptly pay to Glacier the break-up fee in the amount of $950,000.

ALLOCATION OF COSTS UPON TERMINATION

     If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and North Side will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

CONDUCT PENDING THE MERGER

     The merger agreement provides that, until the merger is effective, North Side will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, North Side will refrain from engaging in various activities such as:

     - effecting any stock split or other recapitalization with respect to North Side, or pledge or encumber any shares of North Side stock or grant any options for such stock;

     -    declaring or paying any dividends, or making any other distributions;

     - acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business, with specified exceptions;

     - soliciting or accepting deposit accounts of a different type than previously accepted by North Side or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

     - offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by North Side, or offering or making a loan or extension of credit in an amount greater than $750,000 without prior consultation with Glacier;

     - with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

     - with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $10,000, with a term of one year or more;

     - with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

     - with specified exceptions, entering into any personal services contract;

     - selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

     - amending or materially changing its operations, policies or procedures;

     - other than in accordance with binding existing commitments, making capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate;

     - entering into transactions or making any expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

NORTH SIDE MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Following the merger, the North Side board of directors will consist of the current directors of 1st Bank, with the addition of a representative from the Rock Springs community to be agreed by the parties.

     As described below under "Interests of Certain Persons in the Merger," Mr. William Fabian, North Side's Chief Operating Officer, will be employed by 1st Bank for a period following the merger, and will be responsible for the operations of the office at the current North Side location and certain transitional matters. North Side's management following the merger will otherwise consist of the current management of 1st Bank.

EMPLOYEE BENEFIT PLANS

     General. The merger agreement confirms Glacier's intent that Glacier's current personnel policies and benefits will apply to any employees of North Side who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of participation in such plans, service with North Side prior to the merger will constitute prior service with Glacier for purposes of determining eligibility and vesting.

     Severance Payments. As provided in the merger agreement, except for North Side employees for whom other specific arrangements have been made, if the employment of an individual who was a North Side employee as of the date of execution of the merger agreement is terminated prior to December 31, 2007, such employee will be entitled to receive the severance payment specified in Glacier's Severance Plan for Employees, as well as an amount equal to the holiday bonus that such employee received in 2006, pro rated for the partial year, if applicable.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the North Side board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of North Side generally. The North Side board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

     Stock Ownership. The North Side directors beneficially owned, as of the record date for the special meeting, 101.5 shares of North Side common stock, representing 10.15% of all outstanding North Side shares. The directors of North Side will receive the same consideration in the merger for their shares as other shareholders of North Side.

     Voting Agreements. The directors of North Side have entered into a Voting Agreement, dated as of the same date as the merger agreement. Pursuant to the voting agreement, each director agrees to vote the shares of North Side common stock that he or she owns or controls in favor of the merger. The 101.5 shares owned or controlled by the directors equal 10.15% of North Side's outstanding shares.

     Employment Agreement. William Fabian, North Side's Chief Executive Officer and a director of North Side, has entered into an employment agreement, ratified by Glacier, with 1st Bank. The term of the agreement begins on the effective date of the merger and expires on January 1, 2008. The employment agreement provides that Mr. Fabian will be responsible for the operations of the former North Side office and will assist with data conversion and other transition matters.

     The employment agreement provides for an annualized salary of $116,750. Additionally, provided that Mr. Fabian has fulfilled his obligations under the employment agreement, he will be entitled to receive, within 15 days following the expiration of the term of the agreement, a lump sum payment of $165,000.

     The employment agreement provides that if the employment of Mr. Fabian is terminated without cause (as defined in the agreement) or if Mr. Fabian resigns with good reason (as defined in the agreement), 1st Bank will pay him a lump sum payment equal to (i) the amount of salary that he would have otherwise received for the remainder of 2007, plus (ii) $165,000.

     The employment agreement provides that during the term of employment and for a two year period after Mr. Fabian's employment has ended, Mr. Fabian will not provide management, supervisory or other similar services to any person or entity engaged in any business within Sweetwater County, Wyoming, which is competitive with the business of 1st Bank or Glacier.

     North Side Director Bonuses. North Side intends to pay bonuses, in the aggregate amount of $17,000, to its outside directors as of January 22, 2007 in connection with consummation of the merger. The board of directors of North Side determined that the director bonuses were appropriate in exchange for the directors' execution of the non-competition agreement required by Glacier. As summarized under "THE MERGER - Merger Consideration" above, the merger agreement provides that the "North Side Closing Capital" will be reduced by, among other specified costs, fees and payments, the amount of the bonuses to be paid to North Side directors. The aggregate cash consideration to be received by North Side shareholders in the merger will thus be reduced to the extent of the director bonuses.

     North Side Director Non-Competition Agreement. All members of the board of directors of North Side have entered into a non-competition agreement with Glacier and 1st Bank. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Glacier and 1st Bank within Sweetwater County, Wyoming. The term of the non-competition agreement commences upon the effective date of the merger and continues for two years.

     Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of North Side against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of North Side.

     The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

REGULATORY REQUIREMENTS

     Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Board of Governors of the Federal Reserve System and the Commissioner of the Wyoming Department of Audit, Division of Banking.

ACCOUNTING TREATMENT OF THE MERGER

     The acquisition of North Side will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of North Side will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier's purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of North Side will be included in Glacier's consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company's earnings following completion of the merger.

STOCK RESALES BY NORTH SIDE AFFILIATES

     The Glacier common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 ("1933 Act"), except for shares received by persons, including directors and executive officers of North Side, who may be deemed to be "affiliates" of North Side, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Glacier common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Glacier, under other applicable exemptions from the registration requirements of the 1933 Act. Glacier has obtained customary agreements with all North Side directors, officers, and affiliates of North Side, under which such persons will represent that they will not dispose of their shares of Glacier received in the merger or the shares of capital stock of North Side or Glacier held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Glacier common stock received by affiliates of North Side.

                        INFORMATION CONCERNING NORTH SIDE

GENERAL

     North Side State Bank of Rock Springs was chartered under Wyoming law in August 1912. As of December 31, 2006, North Side had total assets of approximately $121.5 million, total loans of approximately $38.49 million, total deposits of approximately $102.5 million and approximately $18.77 million of shareholders' equity.

MARKET AREA

     North Side provides a full range of banking, mortgage and lending services to retail and commercial customers through its location in Rock Springs, Wyoming. Along with steady asset, loan and deposit growth, consistent core earnings and low net charge-offs have historically characterized North Side's financial performance. North Side's primary market area consists of the City of Rock Springs, Wyoming, including the neighboring municipalities of Green River, Farson, Eden Valley, Superior, Point of Rocks, and surrounding agricultural areas. This market area is generally characterized as an area circumscribed by a circle, the radius of which is approximately fifty (50) miles and the locus of which is North Side's main office.

LENDING ACTIVITIES

     North Side's principal business is to accept deposits from the public and to make loans and other investments. The primary source of income generated by North Side is the interest earned from both its loan and investment portfolios. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. North Side offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, North Side provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. North Side offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

     At December 31, 2006, North Side's consolidated total loan portfolio was $38.49 million, representing approximately 31.67% of its total assets. As of such date, North Side's loan portfolio consisted of 50.89% 1-4 family real estate secured loans, 16.29% commercial real estate secured loans (excluding construction and land development loans), 3.53% real estate construction and land development loans, 20.86% commercial loans, 1.38% installment or consumer loans and 7.05% farm and agriculture loans.

DEPOSIT AND BANKING SERVICES

     Customers of North Side are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Wyoming, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

     North Side does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of North Side's primary market area and businesses and their employees located in that area. North Side also obtains deposits through personal solicitation by the bank's officers and directors and through local advertising. For the convenience of its customers, North Side offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank's services also include cashier's checks, travelers' checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

NORTH SIDE SUMMARY FINANCIAL INFORMATION

     The following selected financial information for the fiscal years ended December 31, 2005 and 2004 are derived from audited financial statements of North Side, and the financial information the fiscal year ended December 31, 2006 is unaudited:

                     NORTH SIDE STATE BANK OF ROCK SPRINGS.
                                  BALANCE SHEET

                                             YEAR ENDED DECEMBER 31,
                                           ---------------------------
                                             2006      2005      2004
                                           -------   -------   -------
Cash and Cash Equivalents                   10,752     8,347     5,398
Fed Funds                                    3,600    11,400    11,000
Securities                                  65,345    59,933    61,852
Gross Loans                                 38,488    33,486    32,410
   Allowance for Loan Loss                     639      (643)     (694)
                                           -------   -------   -------
NET LOANS                                   37,849    32,843    31,716
Premises & Fixed Assets                      2,204     2,272     2,341
Other Assets                                 1,796     1,483     1,071
                                           -------   -------   -------
TOTAL ASSETS                               121,546   116,278   113,378
                                           =======   =======   =======
Deposits                                   102,528    97,830    94,379
Fed Funds & Repos                              N/A       N/A       N/A
Borrowings                                     N/A       N/A       N/A
Other Liabilities                              246       173       133
                                           -------   -------   -------
TOTAL LIABILITIES                          102,774   116,278   113,378

Equity                                      18,772    18,275    18,866
                                           -------   -------   -------
TOTAL LIABILITIES AND SHAREHOLDER EQUITY   121,546   116,278   113,378
                                           =======   =======   =======

                      NORTH SIDE STATE BANK OF ROCK SPRINGS
                                INCOME STATEMENT

                            YEAR ENDED
                            DECEMBER 31,
                       ---------------------
                        2006    2005    2004
                       -----   -----   -----
Interest Income        5,425   4,590   4,333
Interest Expense       1,541     824     553
Net Interest Income    3,884   3,766   3,780
Loan Loss Provision      N/A     N/A     N/A
Non-interest Income      608     310     297
Non-interest Expense   2,900   2,809   2,670
Pre-Tax Income         1,591   1,267   1,407
Taxes                    535     441     476
                       -----   -----   -----
NET INCOME             1,056     826     931
                       =====   =====   =====

COMPETITION

     North Side experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than North Side.

     North Side also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of North Side's current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than North Side and some of them are not subject to the same degree of regulation as North Side.

EMPLOYEES

     As of December 31, 2006, North Side had 28 full-time and no part-time employees. North Side believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

PROPERTIES

     North Side operates from one location in Rock Springs, Wyoming. The bank is located at 601 North Front Street, Rock Springs, Wyoming. The bank provides two ATMs at its location and one additional ATM elsewhere in Rock Springs.

LEGAL PROCEEDINGS

     From time to time, litigation arises in the normal conduct of North Side's business. However, North Side is not currently involved in any litigation that management of North Side believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS, MANAGEMENT AND DIRECTORS OF NORTH
SIDE

     The following table shows, as of February 26, 2007, the beneficial ownership of North Side common stock by (i) each person known by North Side to be the beneficial owner more than 5% of North Side's outstanding common stock,
(ii) each of North Side's directors and executive officers; and (iii) all of North Side's directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

                                                  SHARES            PERCENTAGE
NAME(1)                                    BENEFICIALLY OWNED(2)   OF CLASS(3)
-------                                    ---------------------   -----------
DIRECTORS AND EXECUTIVE OFFICERS
Chris N. Bunning                                   56.534             5.6534%
William G. Fabian                                  30.000             3.0000%
Michael F. Chadey                                   4.000             0.4000%
John R. Bunning                                     1.000             0.1000%
Robert A. Zueck                                     5.000             0.5000%

                                                  SHARES            PERCENTAGE
NAME(1)                                    BENEFICIALLY OWNED(2)   OF CLASS(3)
-------                                    ---------------------   -----------
Paula J. Wonnacott                                  1.000             0.1000%
Anthony J. Bassani                                 24.375             2.4375%

ALL DIRECTORS AND EXECUTIVE OFFICERS              121.909            12.1909%
AS A GROUP (7 PERSONS)

FIVE PERCENT SHAREHOLDERS (NON-DIRECTOR)
Velma Wonnacott                                        72             7.2000%

RELATED PARTY TRANSACTIONS

     Certain directors and executive officers of North Side, and their related interests, had loans outstanding in the aggregate amounts of approximately $2,542,132 at December 31, 2006. These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons not affiliated with North Side and did not involve more than normal risks of collectibility or present other unfavorable features. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

                     DESCRIPTION OF GLACIER'S CAPITAL STOCK

     Glacier's authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol "GBCI."

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities.

     For additional information concerning Glacier's capital stock, see "Comparison Of Certain Rights Of Holders Of Glacier And North Side Common Stock."

                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                       GLACIER AND NORTH SIDE COMMON STOCK

     Montana law and Glacier's articles of incorporation and bylaws govern the rights of Glacier shareholders and will govern the rights of North Side shareholders, who will become shareholders of Glacier as a result of the merger. The rights of North Side shareholders are currently governed by Wyoming law and by North Side's articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and North Side shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also "Where You Can Find More Information About Glacier."

GENERAL

     Under its articles of incorporation, Glacier's authorized capital stock consists of 117,187,500 of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

     Under its articles of incorporation, North Side's authorized capital consists of 1,000 shares of common stock, $100 par value per share.

     The following is a more detailed description of Glacier's and North Side's capital stock.

COMMON STOCK

     As of February 23, 2007, there were 52,621,832 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 3,177,571 shares of Glacier common stock under Glacier's employee and director stock option plans.

     As of February 26, 2007, there were 1,000 shares of North Side common stock issued and outstanding.

PREFERRED STOCK

     As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     North Side's authorized capital includes preferred stock. At the date of this proxy statement/prospectus, North Side has no shares of preferred stock issued.

DIVIDEND RIGHTS

     Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

     Dividends may be paid on North Side common stock as and when declared by the North Side board of directors out funds legally available for the payment of dividends.

VOTING RIGHTS

     All voting rights are currently vested in the holders of Glacier common stock and North Side common stock, with each share being entitled to one vote.

     The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of North Side provide that shareholders have cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. The articles of incorporation of North Side provide that shareholders have preemptive rights to subscribe to additional securities that may be issued.

LIQUIDATION RIGHTS

     If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

     If North Side is liquidated, the holders of North Side common stock are entitled to share, on a pro rata basis, North Side's remaining assets after provision for liabilities.

     All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of North Side's common stock are fully paid and nonassessable.

AMENDMENT OF ARTICLES AND BYLAWS

     The Montana Business Corporation Act ("MBCA") authorizes a corporation's board of directors to make various changes of an administrative nature to its articles of incorporation, including increasing the number of outstanding shares in proportion to a stock split or stock divided in the corporation's own shares. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier's bylaws.

     The Wyoming Business Corporation Act authorizes a corporation's board of directors to make various changes of an administrative nature to its articles of incorporation, including extending the length of time that the corporation will be in existence. Other amendments to a corporation's articles of incorporation must be voted on by the corporation's shareholders and must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and by a majority of the shares present and voted at a meeting at which a quorum exists on other matters. The bylaws of North Side require that any amendment to the bylaws must be adopted by a majority vote of the issued and outstanding shares.

APPROVAL OF CERTAIN TRANSACTIONS

     The MBCA does not contain any "anti-takeover" provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier's articles of incorporation contain a provision requiring that specified transactions with an "interested shareholder" be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier's board of directors, or (ii) certain price and procedural requirements are satisfied. An "interested shareholder" is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier's voting stock.

     North Side's articles of incorporation do not contain any anti-takeover provisions.

BOARD OF DIRECTORS - NUMBER OF DIRECTORS AND STAGGERED BOARD

     Glacier's articles of incorporation provide that the number of directors may not be less than seven (7) or more than seventeen (17). The articles further provide that the board must generally be staggered if there are nine (9) or more members. Glacier's board currently consists of nine (9) members, each of whom has a staggered three-year term.

     North Side's articles of incorporation provide that the number of directors may not be less than five (5) or more than seven (7). The board of directors of North Side currently consists of seven (7) members, each of whom is currently serving an annual term.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation's articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier's bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

     The articles of North Side provide for indemnification for certain expenses and costs in suits to which such person is made or threatened to be made a party because such person was a director or officer of the corporation, except for actions finally adjudged to have been gross negligence, willful misconduct or criminal acts.

RESTRICTION ON TRANSFER OF SHARES

     Neither Glacier's nor North Side's articles or bylaws provide any specific limitations on its ability to transfer shares, nor require the company's shares to bear a restrictive legend.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

     Glacier's articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) the "staggered board," whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any "Business Combination" (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

     In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

     The staggered board structure of the board of directors, the "supermajority" approval requirement for certain business transactions, and the availability of Glacier's preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier's shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier's shareholders.

                              CERTAIN LEGAL MATTERS

     The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana. Graham & Dunn PC, Seattle, Washington, Glacier's corporate counsel, has provided an opinion concerning certain tax matters related to the merger.

                                     EXPERTS

     The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2006 and 2005 and the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

     Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

     Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to North Side shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of North Side for the North Side special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Glacier to "incorporate by reference" information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

     -    Annual Report on Form 10-K for the year ended December 31, 2006;

     -    Proxy Statement for Glacier's 2006 Annual Meeting of Shareholders; and

     - Current Reports on Form 8-K filed January 11, 2007; January 22, 2007; and February 2, 2007.

     Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of North Side shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

     YOU CAN OBTAIN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE THROUGH GLACIER OR THE SEC. YOU CAN OBTAIN THE DOCUMENTS FROM THE SEC, AS DESCRIBED ABOVE. THESE DOCUMENTS ARE ALSO AVAILABLE FROM GLACIER WITHOUT CHARGE, EXCLUDING EXHIBITS UNLESS GLACIER HAS SPECIFICALLY INCORPORATED SUCH EXHIBITS BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. YOU MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM FROM GLACIER AT 49 COMMONS LOOP, KALISPELL, MONTANA 59901, TELEPHONE NUMBER (406) 751-4703,
ATTN: JAMES H. STROSAHL, CORPORATE SECRETARY. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM GLACIER, PLEASE DO SO BY ________, 2007 TO RECEIVE THEM BEFORE THE NORTH SIDE SPECIAL SHAREHOLDERS MEETING. CERTAIN REPORTS CAN ALSO BE FOUND ON GLACIER'S WEBSITE AT WWW.GLACIERBANCORP.COM.

     Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and North Side has supplied all of the information concerning it.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated March __, 2007. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to North Side shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

                                                                      APPENDIX A

================================================================================

                          PLAN AND AGREEMENT OF MERGER

                                      AMONG

                  NORTH SIDE STATE BANK OF ROCK SPRINGS, WYO.,

                                    1ST BANK,

                                       AND

                              GLACIER BANCORP, INC.

================================================================================

                          DATED AS OF JANUARY 22, 2007

                          PLAN AND AGREEMENT OF MERGER
                                      AMONG
                  NORTH SIDE STATE BANK OF ROCK SPRINGS, WYO.,
                                    1ST BANK,
                                       AND
                              GLACIER BANCORP, INC.

     This Plan and Agreement of Merger (the "Agreement"), dated as of January 22, 2007, is made by and among NORTH SIDE STATE BANK OF ROCK SPRINGS, WYO. ("North Side"), 1st BANK, and GLACIER BANCORP, INC. ("GBCI").

                                    PREAMBLE

     The management and boards of directors of North Side, 1st Bank and GBCI believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

                                    RECITALS

A.   THE PARTIES. The parties to the proposed transaction are as follows:

     (1) North Side is a state banking corporation organized and validly existing under the laws of the State of Wyoming, with its principal office located in Rock Springs, Wyoming.

     (2) 1st Bank is a state banking corporation organized and validly existing under the laws of the State of Wyoming, with its principal office located in Evanston, Wyoming. 1st Bank is a wholly-owned subsidiary of GBCI.

     (3) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). GBCI's principal office is located in Kalispell, Montana.

B. THE TRANSACTION. In accordance with the terms and conditions of this Agreement and Sections 13-4-104 through 13-4-111 of the Wyoming Statutes, North Side will merge with and into 1st Bank (the "Merger"), the separate legal existence of North Side will cease, and North Side and 1st Bank will become a single state banking corporation under the name "1st Bank" (the "Combined Bank"). The Combined Bank will continue to be governed by the laws of the State of Wyoming. Outstanding shares of North Side Common Stock will be exchanged for shares of GBCI Common Stock as set forth in Section 1.2.

C. BOARD APPROVALS. The respective boards of directors of North Side, 1st Bank and GBCI have approved this Agreement and authorized its execution and delivery.

D.   OTHER APPROVALS. The Merger is subject to:

     (1)  Satisfaction of the conditions described in this Agreement;

     (2)  Approval by North Side's shareholders; and

     (3) Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System ("Federal Reserve"), (b) the Commissioner of the Wyoming Department of Audit, Division of Banking ("Wyoming Division"), and (c) any other agencies having jurisdiction over the Merger (collectively, the "Regulatory Approvals").

E. DIRECTOR AGREEMENTS. In connection with the parties' execution of this Agreement, each director of North Side has entered into agreements, the forms of which have been approved by GBCI, pursuant to which, among other things, each agrees to vote such holder's shares of North Side Common Stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or the Combined Bank and their respective successors for a period of time.

F. EMPLOYMENT AGREEMENT. 1st Bank has entered into an employment agreement with William Fabian, which agreement will take effect on the Effective Date.

G. INTENTION OF THE PARTIES -- TAX TREATMENT. The parties intend for the Merger to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and as required under 1.368-3(a) of the United States Treasury Regulations.

                                    AGREEMENT

     In consideration of the mutual agreements set forth in this Agreement, North Side, 1st Bank and GBCI agree as follows:

                                   DEFINITIONS

     The following capitalized terms used in this Agreement will have the following meanings:

     "1st Bank Common Stock" means the shares of 1st Bank common stock, $100.00 par value per share, issued and outstanding from time to time.

     "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving North Side or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of North Side representing 25% or more of the assets of North Side, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of North Side with or by a person or entity other than GBCI or one of its Subsidiaries.

     "Acquisition Proposal" has the meaning assigned to such term in Section 4.1.10.

     "Agreement" means this Plan and Agreement of Merger.

     "ALLL" means allowance for possible loan and lease losses.

     "Asset Classification" has the meaning assigned to such term in Section 3.1.16.

     "BHC Act" has the meaning assigned to such term in Recital A.

     "Break-Up Fee" has the meaning assigned to such term in Section 7.7.

     "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Wyoming are required by law to remain closed.

     "Certificate" has the meaning assigned to such term in Section 1.6.1.

     "Closing" means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

     "Combined Bank" has the meaning assigned in Recital B.

     "Compensation Plans" has the meaning assigned to such term in Section
3.1.20.

     "Daily Sales Price" for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

     "Determination Date" means the fifth (5th) calendar day immediately preceding the Effective Date.

     "Determination Period" means the ten (10) Trading Day period immediately preceding the Determination Date.

     "Effective Date" has the meaning assigned to such term in Section 2.1.

     "Employees" has the meaning assigned to such term in Section 3.1.20.

     "Environmental Laws" has the meaning assigned to such term in Section
3.1.7.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means, with respect to North Side, any other entity that is considered one employer with North Side under Section 4001 of ERISA or
Section 414 of the IRC.

     "Exchange Act" has the meaning assigned to such term in Section 3.1.5.

     "Exchange Agent" means American Stock Transfer and Trust Co.

     "Exchange Fund" has the meaning assigned to such term in Section 1.5.

     "Execution Date" means the date of this Agreement.

     "Executive Officers," with respect to 1st Bank, mean Michael Seppala and Michael J. Blodnick.

     "Executive Officers," with respect to GBCI, mean Michael J. Blodnick, James
H. Strosahl and Ron J. Copher.

     "Executive Officers," with respect to North Side, mean Chris N. Bunning and William G. Fabian.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve" means the Board of Governors of the Federal Reserve
System.

     "GAAP" means United States generally accepted accounting principles.

     "GBCI" is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

     "GBCI Average Closing Price" means the average Daily Sales Price of GBCI Common Stock for the Determination Period.

     "GBCI Common Stock" means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

     "GBCI Contract" has the meaning assigned to such term in Section 3.2.2.

     "GBCI Financial Statements" means GBCI's (i) audited consolidated balance sheets as of December 31, 2005, 2004 and 2003 and the related audited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2005, 2004 and 2003; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) the Subsequent GBCI Financial Statements.

     "GBCI Shares" means the shares of GBCI Common Stock to be issued to the holders of North Side Common Stock as Merger Consideration in accordance with
Section 1.2.2.

     "Hazardous Substances" has the meaning assigned to such term in Section 3.1.7.

     "IRC" means the Internal Revenue Code of 1986, as amended.

     "Knowledge" with respect to any party hereto means the actual knowledge of the Executive Officers.

     "Leased Real Property" means the real properties subject to Leases as identified in Schedule 3.1.6.

     "Leases" means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.

     "Liens" means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

     "Material Adverse Effect" with respect to a Person means an effect that:
(i) is materially adverse to the business, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (ii) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (iii) changes resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement or the transactions contemplated herein or (iv) actions or omissions of a party that have been waived in accordance with Section 8.2 hereof.

     "Merger" means the merger of North Side with and into 1st Bank.

     "Merger Consideration" means the aggregate of the Per Share Consideration issuable pursuant to the Merger.

     "North Side" is North Side State Bank of Rock Springs, Wyo., a state banking corporation organized and validly existing under the laws of the State of Wyoming, with its principal office located in Rock Springs, Wyoming.

     "North Side Closing Capital" means North Side's capital stock, surplus and retained earnings as of the Determination Date, determined in accordance with GAAP, applied on a consistent basis for financial institutions: (i) after giving effect to the amount, whether or not yet paid, of all North Side Transaction Fees, the North Side Director Bonuses, and any bonuses or other distributions to be made to North Side employees at or prior to Closing; (ii) after giving effect to the amount required to fully fund the North Side Defined Benefit Plan; (iii) after excluding the impact of any increase in ALLL or charge-offs or other reserves reasonably required by GBCI, upon concurrence from BKD, LLP, between the date of this Agreement and Closing; (iv) without giving any effect to accumulated other comprehensive income or loss as reported on the North Side balance sheet; and (v) after excluding goodwill or other intangibles.

     "North Side Common Stock" means the shares of North Side common stock, par value $1.00 per share, issued and outstanding from time to time.

     "North Side Contract" has the meaning assigned to such term in Section
3.1.2.

     "North Side Defined Benefit Plan" means the Pension Plan for the Employees of North Side State Bank of Rock Springs, Wyoming (12/1/95).

     "North Side Director Bonuses" means the amount to be paid to the North Side Directors as set forth on Schedule 4.1.7.

     "North Side Financial Statements" means North Side's (i) balance sheets as of December 31, 2005, 2004 and 2003 and the related statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2005, 2004 and 2003; (ii) unaudited balance sheet as of the end of each fiscal quarter following December 31, 2005 but preceding the Execution Date, and the related unaudited statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) the Subsequent North Side Financial Statements.

     "North Side Meeting" has the meaning assigned in Section 4.2.2.

     "North Side Preferred Stock" means 3,000 shares of Class A Preferred Stock, par value $50.00 per share; and 1,000 shares of Class B Preferred Stock, par value $100.00 per share.

     "North Side Transaction Fees" means all costs and expenses, including completion fees, incurred by North Side or owed or paid by North Side to investment advisors, independent accountants, legal counsel, printers and other professional advisors in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

     "Pension Plan" has the meaning assigned to such term in Section 3.1.20.

     "Person" includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

     "Per Share Cash Consideration" means the quotient, rounded to the nearest hundredth, obtained by dividing the Total Cash Consideration by 1,000 (the number of shares of North Side Common Stock outstanding as of the close of business on the Execution Date).

     "Per Share Consideration" means the sum of the Per Share Cash Consideration and the Per Share Stock Consideration.

     "Per Share Stock Consideration" means the number of GBCI Shares equal to the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Total Stock Consideration by 1,000 (the number of shares of North Side Common Stock outstanding as of the close of business on the Execution Date).

     "Plan" has the meaning assigned to such term in Section 3.1.20.

     "Properties," with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to North Side, Real Property.

     "Proposed Dissenting Shares" means those shares of North Side Common Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 13-4-110 of the Wyoming Statutes.

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of North Side in connection with their consideration and approval of the Merger.

     "Real Property" means any real property that North Side owns in fee title, other than "other real estate owned."

     "Registration Statement" has the meaning assigned to such term in Section 4.2.1.

     "Regulatory Approvals" has the meaning assigned to such term in Recital D.

     "Reports" has the meaning assigned to such term in Section 3.1.5.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" has the meaning assigned to such term in Section 3.1.5.

     "Securities Laws" has the meaning assigned to such term in Section 3.1.5.

     "Sheshunoff" is Sheshunoff & Co. Investment Banking.

     "Subject Property" has the meaning assigned to such term in Section 3.1.7.

     "Subsequent GBCI Financial Statements" means GBCI Financial Statements for the fiscal year ended December 31, 2006, and for each fiscal quarter ending after the Execution Date and prior to Closing.

     "Subsequent North Side Financial Statements" means North Side Financial Statements for the fiscal year ended December 31, 2006, and for each month ending after the Execution Date and prior to Closing.

     "Subsidiary" with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

     "Superior Proposal" means any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving North Side, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of North Side, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the North Side Common Stock, whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of North Side in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

     "Termination Date" means July 31, 2007.

     "Termination Fee" has the meaning assigned to such term in Section 7.5.

     "Title Companies" has the meaning assigned to such term in Section 4.1.11.

     "Total Cash Consideration" means the amount determined by subtracting $10,000,000 from the North Side Closing Capital.

     "Total Stock Consideration" means the number of GBCI Shares, rounded to the nearest thousandth, obtained by dividing (i) $19 million by (ii) the GBCI Average Closing Price, subject to the adjustments, if any, set forth in Sections
7.2.2 and 7.3.2.

     "Wyoming Division" means the Wyoming Department of Audit, Division of Banking.

                                   SECTION 1.
                              TERMS OF TRANSACTION

1.1  EFFECT OF MERGER. Upon the Effective Date of the Merger:

     1.1.1 OFFICES. The offices of the Combined Bank will be the main offices and the established and authorized branches of each of North Side and 1st Bank immediately prior to the Effective Date. The main office of 1st Bank will be the main office of the Combined Bank. The location of each office of the Combined Bank is set forth on Appendix A.

     1.1.2 CAPITAL; CORPORATE DOCUMENTS. The authorized number of shares (10,000) and par value per share ($100.00) of the Combined Bank will be those of 1st Bank immediately prior to the Effective Date, and the capital of the Combined Bank will be equal to the combined capital of North Side and 1st Bank immediately prior to the Effective Date. The articles of incorporation and the bylaws of the Combined Bank will be the articles of incorporation and bylaws of 1st Bank in effect immediately prior to the Effective Date.

     1.1.3 RIGHTS AND LIABILITIES. All rights, franchises and interests of each of North Side and 1st Bank in and to every type of property (real, personal and mixed) and choses in action will be transferred to and vested in the Combined Bank by virtue of the Merger without any deed or other transfer. The Combined Bank, on the Effective Date and without any order or other action on the part of any court or otherwise, will hold and enjoy all rights of property, franchises, and interests in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of North Side and 1st Bank immediately prior to the Effective Date, and the Combined Bank will be responsible and liable for all the liabilities, obligations and penalties of each of the banks so merged.

     1.1.4 BOARD OF DIRECTORS. The initial board of directors of the Combined Bank will consist of (i) the current 1st Bank directors and (ii) a representative from the Rock Springs area to be agreed to by the parties. The name and residence of each director of 1st Bank are set forth on Appendix B.

     1.1.5 OFFICERS. The officers of the Combined Bank after Closing will be the officers of 1st Bank immediately prior to the Merger, subject to the authority of the Combined Bank's board of directors to select or remove officers. The name and residence of each executive officer of the Combined Bank are set forth on Appendix C.

1.2 MERGER CONSIDERATION. Subject to the provisions of this Agreement, on the Effective Date:

     1.2.1 OUTSTANDING GBCI AND 1ST BANK COMMON STOCK. The shares of GBCI Common Stock and 1st Bank Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI and 1st Bank, respectively.

     1.2.2 OUTSTANDING NORTH SIDE COMMON STOCK. Each share of North Side Common Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will automatically and without any action on the part of the holder of such share be converted into and represent the right to receive the Per Share Consideration.

     1.2.3 CHANGE IN EQUITY CAPITAL. If, after the date of this Agreement but before the Effective Date, the number of shares of GBCI Common Stock or North Side Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including, in the case of GBCI, increases in number due to issuances of shares (i) in connection with a stock offering or business combination or (ii) upon exercise of any outstanding options or warrants) of GBCI or North Side, as the case may be, then, as appropriate, a proportionate adjustment will be made to the Per Share Consideration.

1.3 NO FRACTIONAL SHARES. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of North Side Common Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will not receive the Per Share Consideration for such fractional share and will instead receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 PAYMENT TO DISSENTING SHAREHOLDERS. Proposed Dissenting Shares will not be converted into or represent the right to receive any of the Merger Consideration, and holders of Proposed Dissenting Shares will be entitled only to such rights of appraisal as are provided by Section 13-4-110 of the Wyoming Statutes, unless and until such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal. If after the Effective Date any such holder fails to perfect or effectively withdraws or loses his, her or its right to appraisal, such shares of Proposed Dissenting Shares will be treated as if they had been converted at the Effective Date into the right to receive such holder's portion of the Merger Consideration.

1.5 DEPOSIT OF CASH AND SHARES. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing North Side Common Stock, for exchange in accordance with this Section 1.5, (i) certificates representing the GBCI Shares; (ii) the Total Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section
     1.3. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the "Exchange Fund."

1.6  CERTIFICATES.

     1.6.1 LETTER OF TRANSMITTAL. At a time agreed to by the parties prior to the Effective Date, GBCI will mail or cause the Exchange Agent to mail to each holder of record of a certificate evidencing North Side Common Stock shares (a "Certificate") a form letter of transmittal in a form reasonably acceptable to counsel for North Side (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.6.2.

     1.6.2 SURRENDER OF CERTIFICATES. Subject to Section 1.4, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the North Side Common Stock shares converted in accordance with the provisions of Section 1.2.2. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.6.1 and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing GBCI Common Stock; (ii) the amount of cash consideration to be received by the holder; and/or
          (iii) the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration. The amounts to be received pursuant to clauses (ii) and (iii) above may, at the holder's discretion, be paid by cashiers or certified check, wire transfer or direct deposit to an account at the Combined Bank; provided, however, such amount will be paid pursuant to cashiers or certified check unless otherwise specified by the holder.

     1.6.3 ISSUANCE OF CERTIFICATES IN OTHER NAMES. Any person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (i) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing GBCI Shares and (ii) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

     1.6.4 LOST, STOLEN, AND DESTROYED CERTIFICATES. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder's portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (i) satisfactory evidence that the holder owns North Side

          Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (ii) any appropriate affidavit or security the Exchange Agent may require, and (iii) any reasonable assurances that the Exchange Agent or GBCI may require.

     1.6.5 RIGHTS TO DIVIDENDS AND DISTRIBUTIONS. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date after the Effective Date, unless the holder
          (i) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (ii) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of North Side Common Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of GBCI Shares into which the holder's North Side Common Stock was converted at the Effective Date.

     1.6.6 CHECKS IN OTHER NAMES. Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

     1.6.7 AFFILIATES. Certificates that are surrendered for exchange by any person constituting an "affiliate" of North Side for purposes of Rule 145 under the Securities Act will not be exchanged for certificates representing GBCI Shares until GBCI has received a written agreement from such person as specified in Section 4.3.1.

     1.6.8 UNDELIVERED CERTIFICATES. Any portion of the Exchange Fund that remains unclaimed by shareholders of North Side on a date that is six months after the Effective Date may be paid to GBCI, at GBCI's election. To the extent so paid, holders of North Side Common Stock who have not, prior to such time, complied with the provisions of this
          Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of North Side Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor North Side will be liable to any holder of North Side Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

1.7 ALTERNATIVE TRANSACTION STRUCTURE. Subject to the conditions set forth below, GBCI and North Side may elect to consummate the Merger by means other than those specified in this Section 1. If the parties so elect, any means, procedures or amendments necessary or desirable to consummate the Merger, in the opinion of counsel to the parties, will supercede any conflicting, undesirable or unnecessary provisions of this Agreement. But, unless this Agreement is amended in accordance with Section 9, the following conditions will apply: (a) the aggregate type and amount of consideration set forth in Section 1 will not be modified; and (b) the tax consequences to the North Side shareholders will not be adversely affected.

                                   SECTION 2.
                             CLOSING OF TRANSACTION

2.1 EFFECTIVE DATE. The Merger will become effective upon the date and time specified in the Certificate of Merger issued by the Wyoming Division and filed with the Wyoming Secretary of State pursuant to Section 13-4-108 of the Wyoming Statutes (the "Effective Date"). Unless GBCI and North Side agree upon a different date, the parties will use their best efforts to cause the Effective Date to occur on the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2 EVENTS OF CLOSING. Unless the parties agree on a later date, Closing will occur within five (5) Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3 PLACE AND TIME OF CLOSING. The Closing will take place at the office of Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, or such other place as the parties agree, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

                                   SECTION 3.
                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF NORTH SIDE. North Side represents and warrants to GBCI that, except as disclosed in a Schedule to this Agreement:

     3.1.1 ORGANIZATION AND GOOD STANDING. North Side is a state banking corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. North Side operates solely from its main office, located in Rock Springs, Wyoming and does not have any branch offices, including any approved or unopened offices.

     3.1.2 CORPORATE AUTHORITY. The execution, delivery and performance by North Side of this Agreement does not and will not, and the consummation by North Side of the Merger will not, constitute or result in: (i) a breach or violation of, or a default under, its articles of incorporation or bylaws; (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the "North Side Contracts"); or
          (iii) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (iv) any change in the rights or obligations of any party under any of the North Side Contracts. Schedule 3.1.2 contains a list of all consents North Side must obtain from third parties under any North Side Contracts before consummation of the Merger.

     3.1.3 CAPITAL STOCK.

          (i) The authorized capital stock of North Side consists of 1,000 shares of North Side Common Stock, par value $1.00 per share; 3,000 shares of Class A Preferred Stock, par value $50.00 per share; and 1,000 shares of Class B Preferred Stock, par value $100.00 per share. A total of 1,000 shares of North Side Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable, except to the extent of any assessment required under Section 13-4-203 of the Wyoming Statutes. No shares of North Side Preferred Stock are issued and outstanding.

          (ii) No unissued shares of common stock or any other securities of North Side are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature. North Side has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person.

     3.1.4 SUBSIDIARIES. North Side has no Subsidiaries.

     3.1.5 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2003, North Side has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with the FDIC, Wyoming Division and any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Delivery to Other Party of Reports. North Side has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its "Reports") under the Securities Act of 1933, as amended ("Securities Act"), the Securities Exchange Act of 1934, as amended ("Exchange Act"), FDIC securities regulations, and state securities and "Blue Sky" laws (collectively, the "Securities Laws") filed, used or circulated by it with respect to periods since January 1, 2003, through the Execution Date.

          (iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (iv) Financial Statements. Each of North Side's balance sheets included in the North Side Financial Statements fairly presents (or, in the case of North Side Financial

               Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of North Side as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the North Side Financial Statements fairly presents (or, for Subsequent North Side Financial Statements, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of North Side for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

     3.1.6 PROPERTIES.

          (i) North Side is not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in
               Schedule 3.1.6. Except as disclosed or reserved against in the North Side Financial Statements or in Schedule 3.1.6, North Side has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the North Side Financial Statements as being owned or leased by it as of the Execution Date. Except as disclosed in
               Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

          (ii) All buildings and all fixtures, equipment and other property and assets that are material to North Side's business are owned by it or are held under leases or subleases by it, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or by general equitable principles).

          (iii) North Side has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

     3.1.7 ENVIRONMENTAL MATTERS.

          (i) For purposes of this Section 3.1.7, the following definitions apply:

               (1) "Subject Property" with respect to North Side means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

               (2) "Environmental Laws" means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between North Side and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

               (3) "Hazardous Substances" means any substance, material or waste that is (a) defined as a "hazardous substance" in 42 USC Section 9601(14), (b) defined as a "pollutant or contaminant" in 33 USC Section 1362(6), (c) defined as a "hazardous waste" in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as "hazardous," "dangerous" or "toxic" under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by North Side for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

          (ii) Except as disclosed in Schedule 3.1.7, North Side and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and no circumstances exist that would result in a violation of such Environmental Laws that would have a Material Adverse Effect on North Side.

          (iii) Except as disclosed in Schedule 3.1.7, none of the following exists, and to the knowledge of the Executive Officers, no reasonable basis for any of the following exists: pending or threatened claims, actions, notices of investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving North Side or any Subject Property relating to:

               (1) an asserted liability of North Side or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

               (2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

               (3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

               (4) personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.

          (iv) Except as disclosed in Schedule 3.1.7, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, North Side does not own, possess or control any PCBs,

               PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

          (v) Except as disclosed in Schedule 3.1.7, no part of the Subject Property has been or to the actual knowledge of the Executive Officers is scheduled for investigation or monitoring under any applicable Environmental Law.

          (vi) Except as disclosed in Schedule 3.1.7, to North Side's Knowledge no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

     3.1.8 TAXES. All tax returns and reports required by law to be filed by North Side have been duly filed, and all taxes, assessments, fees and other government charges upon North Side or upon any of its properties, assets, income or franchises that are due and payable have been paid; notwithstanding the preceding, however, with respect to state and local taxes (other than income taxes) this representation and warranty will be deemed accurate so long as there is no material amount that has not been paid or accrued. The federal income portion of such taxes have been paid in full as indicated in the tax returns of North Side for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of North Side for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.1.9 ABSENCE OF REGULATORY ACTION. Except as disclosed in Schedule 3.1.9, North Side is not in violation of any statute, rule or governmental regulation applicable to it (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to result in a material adverse effect on North Side. Except as set forth on Schedule 3.1.9, North Side is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.1.10 ALLOWANCE FOR LOAN LOSSES. In the opinion of its management, the ALLL shown in the latest North Side Financial Statements is, and that which will be stated in the Subsequent North Side Financial Statements prior to Closing will be, in both cases as adjusted for any increases in ALLL or charge-offs reasonably required by GBCI upon concurrence by BKD, LLP adequate to absorb its anticipated loan losses.

     3.1.11 MATERIAL AGREEMENTS.

          (i) Except for arrangements made after the date and in accordance with the terms of this Agreement, North Side is not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in
               Schedule 3.1.11.

          (ii) North Side is not in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument.

     3.1.12 COMPLIANCE WITH LAWS. North Side has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit North Side to carry on its business as it is presently conducted, the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on North Side. To North Side's Knowledge, all such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened.

     3.1.13 KNOWLEDGE AS TO CONDITIONS. Except as set forth in Schedule 3.1.9, neither Executive Officer knows of any reason why the approvals, consents and waivers of governmental authorities referred to in
          Section 5.1 cannot be obtained.

     3.1.14 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, (i) North Side has conducted its business only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on North Side.

     3.1.15 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to North Side in this Agreement (as modified by the Schedules to this Agreement) contains any untrue statement of a material fact.

     3.1.16 ASSET CLASSIFICATION.

          (i) Schedule 3.1.16 sets forth a list, accurate and complete, as of January 18, 2007, except as otherwise expressly noted, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of North Side that have been criticized or classified by any internal audit conducted by North Side, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

          (ii) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by North Side before the date of this Agreement.

     3.1.17 LITIGATION. Except as disclosed in Schedule 3.1.17, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against North Side, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it or to materially hinder or delay consummation of the Merger, and, to the knowledge of the Executive Officers, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

     3.1.18 INSURANCE. North Side has taken all requisite action (including the making of claims and the giving of notices) under its directors' and officers' liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to it (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors' and officers' liability insurance policies and other material insurance policies maintained by North Side.

     3.1.19 LABOR MATTERS. North Side is not a party to, or bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. North Side is not the subject of any proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. To North Side's Knowledge, no strike involving North Side is pending or threatened. To the knowledge of the Executive Officers, there has not been any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

     3.1.20 EMPLOYEE BENEFITS.

          (i) For purposes of this Agreement, "Plan" or "Plans", individually or collectively, means any "employee benefit plan," as defined in
               Section 3(3) of ERISA, maintained by North Side. Except for the North Side Defined Benefit Plan and as disclosed in Schedule 3.1.20, North Side is not now nor has ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

          (ii) Schedule 3.1.20 sets forth a list, as of the Execution Date, of
               (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and
               (b) all other material employee benefit plans that cover employees or former employees of North Side (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees ("Employees"), including Plans and related amendments, have been made available to GBCI.

          (iii) All of its Plans covering Employees (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue

               Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which North Side may rely, and North Side is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or threatened. North Side has not engaged in a transaction with respect to any Plan that could subject it to a tax or penalty imposed by either IRC
               Section 4975 or ERISA Section 502(i) in an amount that would be material.

          (iv) All material contributions North Side is or was required to make under the terms of any of its Plans have been timely made or have been reflected in the North Side Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither North Side nor its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

          (v)  Except as disclosed in the North Side Financial Statements or in
               Schedule 3.1.20, North Side does not have any obligations for retiree health and life benefits, other than for the continuation of health coverage required to be continued under IRC 4980B ("COBRA").

          (vi) Except as disclosed in Schedule 3.1.20, no provision of the documents governing any Plan contains restrictions on the rights of North Side to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

          (vii) Except as disclosed in the North Side Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, neither the Merger nor any termination of the Compensation Plans will result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

          (viii) Except as disclosed in Schedule 3.1.20, North Side does not maintain any executive supplemental retirement plans or similar arrangements.

     3.1.21 BROKER'S OR FINDER'S FEES. Except for the fees payable to Sheshunoff, no agent, broker, person or firm acting on behalf of North Side, or under its authority, is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger.

3.2 REPRESENTATIONS AND WARRANTIES OF GBCI. Except as disclosed in a schedule to this Agreement, GBCI and 1st Bank represent and warrant to North Side:

     3.2.1 ORGANIZATION AND GOOD STANDING. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

     3.2.2 CORPORATE AUTHORITY. The execution, delivery and performance by GBCI and 1st Bank of this Agreement does not and will not, and the consummation of the Merger will not, constitute or result in: (i) a breach or violation of, or a default under, either of their articles of incorporation or association or bylaws; (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the "GBCI Contracts"); or (iii) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (iv) any change in the rights or obligations of any party under any of the GBCI Contracts.

     3.2.3 CAPITAL STOCK.

          (i) The authorized capital stock of GBCI consists of 117,187,500 shares of GBCI Common Stock, par value $0.01 per share, and 1,000,000 shares of serial preferred stock, par value $0.01 per share. A total of 52,302,820 shares of GBCI Common Stock were issued and outstanding as of December 31, 2006, all of which were validly issued and are fully paid and nonassessable. As of December 31, 2006, options to acquire 2,742,245 shares of GBCI Common Stock have been granted and were outstanding. Between December 31, 2006 and the Execution Date, no shares of GBCI Common Stock or options to purchase shares of GBCI Common Stock have been issued. No shares of GBCI preferred stock are issued or outstanding.

          (ii) 1st Bank's authorized capital stock consists of 10,000 shares of common stock, par value $100.00 per share, of which 10,000 shares currently are issued and outstanding, all of which are validly issued to GBCI, fully paid and nonassessable, except to the extent of any assessment required under Section 13-4-203 of the Wyoming Statutes.

          (iii) No unissued shares of common stock or any other securities of GBCI or 1st Bank are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI's Reports, and GBCI and 1st Bank have not issued and are not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.2.4 REPORTS AND FINANCIAL STATEMENTS.

          (i) Filing of Reports. Since January 1, 2003, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, (4) the OCC, and (5) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

          (ii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (iii) Financial Statements. Each of GBCI's balance sheets included in the GBCI Financial Statements fairly presents (or, in the case of Subsequent GBCI Financial Statements, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the GBCI Financial Statements fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI's reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

     3.2.5 SHARES AVAILABLE. GBCI has, and at the Effective Date will have, a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

     3.2.6 ABSENCE OF REGULATORY ACTION. Neither GBCI nor any of its Subsidiaries is, to the knowledge of the Executive Officers, in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers) that is reasonably likely to hinder or delay the consummation of the Merger or to result in a civil money penalty or other regulatory enforcement action. Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.2.7 KNOWLEDGE AS TO CONDITIONS. None of the GBCI or 1st Bank Executive Officers know of any reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.2.8 LITIGATION. Except as disclosed in GBCI's Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

     3.2.9 TAXES. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.2.10 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI or any of its Subsidiaries.

     3.2.11 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (as modified by the Schedules to this Agreement) contains any untrue statement of a material fact.

                                   SECTION 4.
                    CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 CONDUCT OF NORTH SIDE'S BUSINESSES PRIOR TO CLOSING. North Side covenants that, from the date of this Agreement and prior to Closing:

     4.1.1 AVAILABILITY OF BOOKS, RECORDS AND PROPERTIES.

          (i) With prior notice to North Side, subject to applicable law, the books, records, properties, contracts and documents of North Side will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction; provided, however, that GBCI will conduct any such inquiries in a manner reasonably intended to be the least disruptive as possible to North Side's operations. North Side will cooperate fully in such inspection and audit (subject to the need to continue to operate North Side in the ordinary course of business), and make available all information reasonably requested by or on behalf of GBCI.

          (ii) Upon request by GBCI, North Side will request that any third parties involved in the preparation or review of the North Side Financial Statements or North Side Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

     4.1.2 ORDINARY AND USUAL COURSE. Without prior written consent of GBCI, subject to applicable law and except as required or suggested by the FDIC or Wyoming Division (so long as GBCI receives prior written notice of such required action), North Side will conduct its business only in the ordinary and usual course and will not do any of the following:

          (i) effect any stock split or other recapitalization with respect to North Side Common Stock, pledge or encumber in any way any shares of its capital stock; or grant any option for shares of its capital stock;

          (ii) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to North Side Common Stock;

          (iii) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business; provided, however, that North Side may sell or otherwise dispose of any of its remaining Morgan Silver Dollars held as of the date of this Agreement;

          (iv) solicit or accept deposit accounts of a different type from accounts previously accepted by North Side or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

          (v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by North Side, or offer or make a loan or extension of credit (including renewals of loans to existing customers) in an amount greater than $750,000 without prior consultation with GBCI, which consultation will not be unreasonably withheld or delayed and will be deemed provided if GBCI has not responded to North Side's request for consultation within three (3) Business Days after GBCI's receipt of a loan package concerning the loan at issue;

          (vi) acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days' advance notice;

          (vii) enter into, renew, or terminate any contracts calling for a payment of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and entered into in the ordinary course of business, consistent with past practices;

          (viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

          (ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger or to ensure or continue North Side's compliance with applicable laws, regulations, or regulatory policies;

          (x) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity; in either case without prior consultation with GBCI, which consultation will not be unreasonably withheld or delayed and will be deemed provided if GBCI has not responded to North Side's request for consultation within three (3) Business Days after GBCI's receipt of written information about the proposed securities transaction;

          (xi) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

          (xii) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

          (xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP,
               (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

          (xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate;

          (xv) enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

          (xvi) take any action which would materially and adversely affect or delay its ability or the ability of GBCI and 1st Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform their respective covenants and agreements under this Agreement.

     4.1.3 CONTINUING REPRESENTATION AND WARRANTY. North Side will not do or cause to be done anything that would cause any representation or warranty in Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI; provided, however, North Side will not be deemed in breach of this provision if, upon advice of counsel, it reasonably responds to an action taken by a third party.

     4.1.4 MAINTENANCE OF PROPERTIES. North Side will in all material respects maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

     4.1.5 PRESERVATION OF BUSINESS ORGANIZATION. North Side will use all reasonable efforts to:

          (i) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with GBCI and consistent with the limitations inherent in Section
               4.1.7 below.

          (ii) Preserve the goodwill of suppliers, customers and others with whom North Side has business relations.

     4.1.6 SENIOR MANAGEMENT. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, North Side will not make any change with respect to present management personnel having the rank of vice-president or higher.

     4.1.7 COMPENSATION. Except as disclosed in Schedule 4.1.7, North Side will not permit any increase in the current or deferred compensation payable or to become payable by North Side to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with North Side's established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, North Side will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

     4.1.8 UPDATE OF FINANCIAL STATEMENTS. North Side will deliver unaudited balance sheets and related statements of income and shareholders' equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. The Subsequent North Side Financial
          Statements:

          (i)  will be prepared from the books and records of North Side;

          (ii) will present fairly the financial position and operating results of North Side at the times indicated and for the periods covered;

          (iii) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities and the instructions for preparation of Call Reports, to the extent then applicable; and

          (iv) will reflect all liabilities, contingent or otherwise, of North Side on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All unfunded loan commitments, letters of credit, and off-balance sheet arrangements pursuant to which North Side is required to allocate risk-based capital that are not recorded on the Subsequent North Side Financial Statements will be disclosed in writing to GBCI.

     4.1.9 UPDATE SCHEDULES. From the date of this Agreement until Closing, North Side will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of North Side to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of North Side's representations or warranties contained in this Agreement.

     4.1.10 ACQUISITION PROPOSAL. North Side agrees that it will not, and North Side will direct and use its best efforts to cause its directors, officers, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to not, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of North
          Side) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. North Side will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. North Side will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section
          4.1.10. North Side will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with North Side.

     4.1.11 STATUS OF TITLE/LEASEHOLD INTERESTS. North Side will provide GBCI, at GBCI's expense, no later than 30 days after the Execution Date, title reports for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the "Title Companies"). These title reports must show the current status of title to the Real Property. Within 15 days after the date on which North Side delivers all of the title reports to GBCI for its review, GBCI will inform North Side in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. North Side will, within 20 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. North Side will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, if requested by GBCI and at GBCI's expense, North Side will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and North Side, dated as of the Effective Date, insuring that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by GBCI.

     4.1.12 DIRECTORS' AND OFFICERS' LIABILITY. Before the Effective Date, North Side will notify its directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to North Side, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

     4.1.13 REVIEW OF LOANS. North Side will permit GBCI to have continued access to North Side's loans through Closing to update its examination of North Side's credit quality and the adequacy of North Side's ALLL. At GBCI's reasonable request, North Side will provide GBCI with current reports updating the information set forth in Schedule 3.1.16. All such reviews and inquiries will be conducted in a manner reasonably intended to be the least disruptive as possible to North Side's operations.

     4.1.14 CONDUCT OF GBCI'S BUSINESS BEFORE CLOSING. GBCI will:

          (i) provide North Side with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to GBCI or that could be reasonably likely to delay or hinder consummation of the Merger;

          (ii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

          (iii) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with GAAP as such accounting principles and practices have been consistently used for the GBCI Financial Statements, except for changes in such principles and practices required under GAAP.

4.2  REGISTRATION STATEMENT.

     4.2.1 PREPARATION OF REGISTRATION STATEMENT.

          (i) A Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") will be filed by GBCI with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement ("Prospectus/Proxy Statement") to be mailed, together with any amendments and supplements thereto, to North Side's shareholders.

          (ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

          (iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the North Side Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and by or on behalf of North Side relating to North Side, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the

               Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

          (iv) GBCI will pay all fees and costs associated with the preparation by GBCI's counsel (and other professional advisors) and the filing of the Registration Statement. North Side will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. GBCI and North Side will each pay half of the costs associated with the printing of the Prospectus/Proxy Statement, and North Side will pay for all of the costs associated with the mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

     4.2.2 SUBMISSION TO SHAREHOLDERS.

          (i) To the extent required by law, GBCI and/or North Side will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

          (ii) North Side will promptly take the actions necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a shareholders' meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement, including, without limitation, the Merger (such meeting and any adjournment or postponement thereof, the "North Side Meeting"). The North Side Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to North Side's shareholders without objection by applicable governmental authorities. Except as otherwise required to comply with the fiduciary responsibilities of the board of directors, North Side's board of directors and officers will recommend approval of the Merger to North Side's shareholders.

4.3  AFFILIATE LETTERS.

     4.3.1 AFFILIATE LIST. Certain persons may be deemed "affiliates" of North Side under Rule 145 of the Securities Act. Set forth in Schedule 4.3.1 is a list of names and addresses of North Side's "affiliates" with respect to the Merger within the meaning of Rule 145. Before the date that the Registration Statement is filed with the SEC, North Side will deliver, or cause to be delivered, to GBCI a letter, dated as of the date of its delivery and in the form attached as Exhibit I, from each of these "affiliates" and from any additional person who becomes an "affiliate" before the Effective Date and after the Execution Date of this Agreement.

     4.3.2 RESTRICTIVE LEGENDS. GBCI will place a restrictive legend on all certificates representing GBCI Shares to be received by an "affiliate" so as to preclude their transfer or disposition in violation of the affiliate letters. GBCI will also instruct its transfer agent not to permit the transfer of those shares and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4 SUBMISSION TO REGULATORY AUTHORITIES. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will use its best efforts to file such regulatory applications within 30 days following the Execution Date. GBCI will provide copies of such applications for review by North Side prior to their submission to the applicable regulatory authorities. Further, GBCI will provide to North Side copies of all correspondence with applicable regulatory authorities. These applications are expected to include:

          (i) A bank holding company application or waiver request to the Federal Reserve and related filings with respect to the Merger.

          (ii) A bank merger application to the Federal Reserve and the Wyoming Division and related filings with respect to the Merger.

4.5 PUBLIC ANNOUNCEMENTS. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of North Side and GBCI.

4.6 CONSENTS. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI, 1st Bank and North Side to consummate the Merger.

4.7 FURTHER ACTIONS. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.8  NOTICE. The parties will provide each other with prompt written notice of:

          (i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them or that may reasonably be expected to delay or hinder the consummation of the Merger.

          (ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them or that may reasonably be expected to delay or hinder the consummation of the Merger.

          (iii) In the case of North Side, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.9 CONFIDENTIALITY. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or

     (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all documents obtained from them including all abstracts, summaries or copies of such documentation, and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.10 BLUE SKY FILINGS. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or "Blue Sky" permits and approvals.

4.11 TAX TREATMENT. Neither GBCI and its Subsidiaries nor North Side will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.12 BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by May 31, 2007.

4.13 NASDAQ LISTING. GBCI will take or cause to be taken any steps necessary to list on the NASDAQ Global Market the GBCI shares to be issued in the Merger.

4.14 DATA PROCESSING CONTRACT. Provided that GBCI and North Side have entered into an indemnity agreement in form and substance reasonably acceptable to each party pursuant to which GBCI will indemnify North Side for any damages suffered as a result of the actions contemplated by this Section 4.14, so long as North Side has taken reasonable actions to mitigate any such damages, then no later than March 15, 2007, the parties will cooperate and each use their best efforts to (i) provide written notice to Fidelity National Financial, Inc. ("Fidelity") of North Side's intent, subject to consummation of the Merger, to not extend the term of the Data Processing Services Order, dated September 20, 2002, and all related agreements; and
     (ii) negotiate the continued provision of data processing services to North Side from Fidelity through the time that North Side and 1st Bank integrate their data processing functions.

                                   SECTION 5.
                            APPROVALS AND CONDITIONS

5.1 REQUIRED APPROVALS. The obligations of the parties to this Agreement are subject to the Regulatory Approvals; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the reasonable opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2 CONDITIONS TO OBLIGATIONS OF GBCI AND 1ST BANK. All obligations of GBCI and 1st Bank pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of North Side contained in this Agreement or in any certificate delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of North Side contained in this Agreement or in any certificate delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing

          (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). North Side will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of North Side and dated as of Closing.

     5.2.2 COMPLIANCE. North Side will have performed and complied in all material respects with all terms and covenants of this Agreement on or before Closing. North Side will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of North Side and dated as of Closing.

     5.2.3 TRANSACTION FEES STATEMENTS. North Side has delivered to GBCI a statement, in a form reasonably satisfactory to GBCI (provided that such information will not include any attorney/client privileged communication), from each third party to whom North Side has paid or owes North Side Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the consummation of the Merger. North Side has delivered to GBCI its certificate, executed by a duly authorized officer of North Side and dated as of Closing, stating the total North Side Transaction Fees and certifying that North Side is in compliance with this Section 5.2.3.

     5.2.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to North Side.

     5.2.5 FINANCIAL CONDITION. The following will be true and the certificate of North Side referred to in Section 5.2.2 will so state:

          (i) North Side's ALLL, in the opinion of North Side management and as adjusted for any increases or charge-offs reasonably required by GBCI upon concurrence from BKD, LLP is adequate to absorb anticipated loan losses.

          (ii) The North Side Closing Capital will not be less than $10 million at Closing.

          (iii) The aggregate deposits of North Side, excluding (1) certificates of deposit (or equivalents) of $100,000 or more and (2) brokered deposits, will not be less than $80 million at Closing.

     5.2.6 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.2.7 OPINION OF COUNSEL. Counsel to North Side has delivered to GBCI a legal opinion, in the form set forth on Exhibit II, and subject to reasonable limitations, conditions and assumptions.

     5.2.8 REAL PROPERTY MATTERS. If requested, GBCI has received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

     5.2.9 CORPORATE AND SHAREHOLDER ACTION. Each of the following will have approved the Merger:

          (i)  The Board of Directors of North Side; and

          (ii) The shareholders of North Side.

     5.2.10 TAX OPINION. GBCI has, at GBCI's expense, obtained from Graham & Dunn PC and delivered to North Side, an opinion addressed to North Side and GBCI (in form and substance reasonably satisfactory to North Side and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that, so long as the Total Stock Consideration equals or exceeds 45% of the Merger
          Consideration:

          (i) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A) and will qualify as a "forward triangular merger" under IRC Section 368(a)(2)(D).

          (ii) No gain or loss will be recognized by GBCI, 1st Bank or North Side by reason of the Merger.

          (iii) A holder of North Side Common Stock who receives solely cash in exchange for his, her or its shares of North Side Common Stock, and who owns those shares as a capital asset and does not actually or constructively own shares of GBCI Common Stock after the Merger, will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder's aggregate tax basis in its shares of North Side Common Stock. The gain or loss will be long-term capital gain or loss if the shares of North Side Common Stock were held for more than one year.

          (iv) A holder of North Side Common Stock who receives both GBCI Common Stock and cash consideration in exchange for his, her or its shares of North Side Common Stock will generally recognize gain, but not loss, to the extent of the lesser of the gain realized by such stockholder in the exchange or the amount of cash received by such stockholder in the exchange. Any gain recognized by a stockholder who owns his, her or its shares of North Side Common Stock as capital assets will be treated as capital gain if the exchange is, with respect to the holder, either "substantially disproportionate" or "not essentially equivalent to a dividend," each within the meaning of Code Section 302(b). The gain will be long-term capital gain if the shares of North Side Common Stock were held for more than one year.

               The exchange will be "substantially disproportionate" with respect to a holder of North Side Common Stock if, immediately after the Merger, the holder owns, actually and constructively, less than 50% of the total combined voting power of all classes of GBCI Common Stock entitled to vote and less than 80% of the percentage of GBCI Common Stock actually and constructively owned by the holder immediately before the Merger. For purposes of the foregoing determination, the holder is treated as if all its shares of North Side Common Stock were first exchanged in the Merger for shares of GBCI Common Stock, and a portion of those shares of GBCI Common Stock were then redeemed for the cash actually received in the Merger.

               Whether the exchange will be "not essentially equivalent to a dividend" with respect to a holder of North Side Common Stock will depend on the holder's particular facts and circumstances.

     5.2.11 AFFILIATE LETTERS. GBCI has received the affiliate list and letters specified in Section 4.3.1.

     5.2.12 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, has become effective, and no stop order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC, the basis for which still exists.

     5.2.13 NO CHANGE IN LOAN REVIEW. North Side has provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section
          4.1.13 reveal a change in either: (i) the information set forth in
          Schedule 3.1.16 or (ii) information revealed during GBCI's previous examinations of North Side's loans.

     5.2.14 NORTH SIDE DEFINED BENEFIT PLAN. The North Side Defined Benefit Plan has been fully funded as determined by Milliman and terminated; all notices required to be given under applicable law in connection therewith have been given; any termination fees and/or withdrawal fees assessed by the insurer have been paid; a request for a determination letter has been delivered to the Internal Revenue Service; and North Side has addressed, to GBCI's reasonable satisfaction, any issues which have been identified that may affect the qualification of the North Side Defined Benefit Plan under IRC 401(a).

5.3 CONDITIONS TO OBLIGATIONS OF NORTH SIDE. All obligations of North Side pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.3.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of GBCI and 1st Bank contained in this Agreement or in any certificate delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and 1st Bank contained in this Agreement or in any certificate delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and 1st Bank will have delivered to North Side a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.2 COMPLIANCE. GBCI and 1st Bank will have performed and complied with all terms and covenants of this Agreement on or before Closing. GBCI and 1st Bank will have delivered to North Side a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.3 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.3.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2005, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI or 1st Bank.

     5.3.5 TAX OPINION. The tax opinion specified in Section 5.2.10 has been delivered to North Side.

     5.3.6 CORPORATE ACTION. Each of the following will have approved the
          Merger:

          (i)  The Boards of Directors of GBCI and 1st Bank; and

          (ii) GBCI, as sole shareholder of 1st Bank.

     5.3.7 REGISTRATION STATEMENT. The Registration Statement will have become effective as specified in Section 5.2.12.

     5.3.8 BLUE SKY FILINGS. GBCI has received the state securities laws or "Blue Sky" permits and approvals specified in Section 4.10.

     5.3.9 PAYMENTS TO THE EXCHANGE AGENT. GBCI will have deposited the Merger Consideration with the Exchange Agent.

     5.3.10 APPROVAL OF NORTH SIDE SHAREHOLDERS. The shareholders of North Side will have approved the Merger.

     5.3.11 FAIRNESS OPINION. North Side shall have received and delivered a copy to GBCI of a fairness opinion from Sheshunoff dated not more than five days prior to the date of the Prospectus/Proxy Statement to the effect that, in the opinion of such firm, the terms of the Merger are fair to the shareholders of North Side from a financial point of view.

     5.3.12 FORM S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to GBCI and the Registration Statement.

                                   SECTION 6.
                        DIRECTORS, OFFICERS AND EMPLOYEES

6.1 DIRECTORS. As a condition to the execution of this Agreement, each member of North Side's board of directors has entered into the written agreements described in Recital F. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2  EMPLOYEE BENEFIT ISSUES.

     6.2.1 COMPARABILITY OF BENEFITS. GBCI intends that its current personnel policies will apply to any current employees of North Side who are retained after the Effective Date. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI in accordance with and subject to the terms of such plans. GBCI intends that as soon as practicable after consummation of the Merger, any remaining North Side benefit plans will be terminated.

     6.2.2 TREATMENT OF PAST SERVICE. For purposes of participation in GBCI's plans, current employees' prior service with the North Side will constitute prior service with GBCI for purposes of determining eligibility and vesting (including but not limited to vacation time).

     6.2.3 SEVERANCE PAYMENTS. Except for North Side employees for whom other specific arrangements have been made, if the employment of an individual who is a North Side employee as of the Execution Date is terminated prior to December 31, 2007, such employee will be entitled to receive (i) the severance payment specified in GBCI's Severance Plan for Employees, as in effect at the time of such termination; and
          (ii) an amount equal to the holiday bonus that such employee received in 2006, pro rated for the partial year, if applicable.

     6.2.4 NO CONTRACT CREATED. Nothing in this Agreement will give any employee a right to continuing employment or create any rights or causes of action pursuant to any GBCI benefit plans.

6.3 INDEMNIFICATION OF DIRECTORS AND OFFICERS. For a period of four (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of North Side from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that North Side is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable state and federal law and under its articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standard set forth under North Side's articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that otherwise provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, GBCI will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Date.

                                   SECTION 7.
             TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 TERMINATION BY REASON OF LAPSE OF TIME. If Closing does not occur on or before the Termination Date, either GBCI or North Side may terminate this Agreement and the Merger if both of the following conditions are satisfied:

     (i) the terminating party's board of directors decides to terminate by a majority vote of its members; and

     (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2  TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE GREATER THAN $26.33.

     7.2.1 NORTH SIDE'S RIGHT TO TERMINATE. By specific action of its board of directors, North Side may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average

          Closing Price is greater than $26.33. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1).

          If North Side elects to exercise its termination right pursuant to this Section 7.2.1, the provisions of Section 7.2.2 will apply.

     7.2.2 GBCI'S RIGHT TO ADJUST CONSIDERATION. If North Side provides written notice to GBCI in accordance with Section 7.2.1, then within two Business Days following GBCI's receipt of such notice, GBCI may elect by written notice to North Side to adjust the Total Stock Consideration through the issuance of additional GBCI Shares in an amount such that the Total Stock Consideration equals the number of shares of GBCI Common Stock that would have been issued had the GBCI Average Closing Price been $26.33.

          If GBCI makes such election to increase the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3  TERMINATION DUE TO GBCI AVERAGE CLOSING PRICE LESS THAN $21.55.

     7.3.1 GBCI'S RIGHT TO TERMINATE. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to North Side on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $21.55. (If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the GBCI Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3.)

          If GBCI elects to exercise its termination right pursuant to this
          Section 7.3.1, the provisions of Section 7.3.2 will apply.

     7.3.2 NORTH SIDE'S RIGHT TO ADJUST CONSIDERATION. If GBCI provides written notice to North Side in accordance with Section 7.3.1, then within two Business Days following North Side's receipt of such notice, North Side may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares such that the Total Stock Consideration equals the number of shares of GBCI Common Stock that would have been issued had the GBCI Average Closing Price been $21.55.

          If North Side makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.4 OTHER GROUNDS FOR TERMINATION. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by North Side's shareholders, unless otherwise provided) as follows:

     7.4.1 MUTUAL CONSENT. By mutual consent of North Side and GBCI, if the board of directors of each party agrees to terminate by a majority vote of its members.

     7.4.2 NO REGULATORY APPROVALS. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

     7.4.3 BREACH OF REPRESENTATION. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section
          5.2.1 (in the case of a breach of a representation or warranty by North Side) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI or 1st Bank). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

     7.4.4 BREACH OF COVENANT. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that GBCI will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.11 caused by North Side's inability (after good faith effort) to remove exceptions to title as provided for in that section.

     7.4.5 FAILURE TO RECOMMEND OR OBTAIN SHAREHOLDER APPROVAL. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (i) North Side's Board of Directors (a) fails to recommend to its shareholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (ii) regardless of whether North Side's Board of Directors recommends to its shareholders the approval of the Merger, North Side's shareholders elect not to approve the Merger.

     7.4.6 IMPRACTICABILITY. By either GBCI or North Side, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Wyoming to restrain or invalidate the Merger or this Agreement.

     7.4.7 DISSENTING SHARES. By GBCI, if holders of 10% or more of the outstanding shares of North Side Common Stock are Proposed Dissenting Shares.

     7.4.8 SUPERIOR PROPOSAL - TERMINATION BY NORTH SIDE. By the board of directors of North Side upon written notice to GBCI if such board of directors has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that North Side may not terminate this Agreement pursuant to this Section 7.4.8 unless
          (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days' prior written notice advising GBCI that the board of directors of North Side is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable North Side's board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause
          (ii), it delivers to GBCI the Break-Up Fee.

     7.4.9 SUPERIOR PROPOSAL - TERMINATION BY GBCI. By GBCI upon written notice to North Side if (A) (i) an Acquisition Event will have occurred or
          (ii) a third party will have made a proposal to North Side or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and (B) this Agreement and the Merger are not approved at the North Side Meeting.

7.5 TERMINATION FEE PAYABLE BY NORTH SIDE. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, North Side will pay to GBCI $200,000 (the "Termination Fee") if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI's demand and must be paid by North Side within three Business Days following the date of GBCI's demand.

7.6 TERMINATION FEE PAYABLE BY GBCI. Due to expenses, direct and indirect, incurred by North Side in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to North Side the Termination Fee if North Side terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on North Side's demand and must be paid by GBCI within three Business Days following the date of North Side's demand.

7.7 BREAK-UP FEE. If (a) this Agreement is terminated pursuant to Section 7.4.5(i) (Failure to Recommend Shareholder Approval), Section 7.4.8 (Superior Proposal - Termination by North Side), or Section 7.4.9(i) (Superior Proposal - Termination by GBCI - Immediate Acquisition Event), then the Break-Up Fee to be paid to GBCI pursuant to Section 7.4.8 will be $950,000 (the "Break-Up Fee"). If this Agreement is terminated pursuant to
     Section 7.4.9(ii) (Superior Proposal

     - Termination by GBCI -Subsequent Acquisition Event) and prior to or within six months after such termination, North Side enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then North Side will promptly pay to GBCI the Break-Up Fee.

7.8 COST ALLOCATION UPON TERMINATION. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5 and 7.6, GBCI and North Side will each pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

                                   SECTION 8.
                                  MISCELLANEOUS

8.1 NOTICES. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

          GBCI or 1st Bank: Glacier Bancorp, Inc.
                            49 Commons Loop
                            Kalispell, Montana 59901
                            Attn: Michael J. Blodnick
                                  President and CEO

          with a copy to:   Graham & Dunn PC
                            Pier 70
                            2801 Alaskan Way Suite 300
                            Seattle, Washington 98121-1128
                            Attn: Stephen M. Klein, Esq.

          North Side:       North Side State Bank of Rock Springs, Wyo.
                            601 North Front Street
                            Rock Springs, WY 82901-5350
                            Attn: Christian N. Bunning
                                  President

          with a copy to:   Jenkens & Gilchrist, P.C.
                            1445 Ross Avenue, Suite 3700
                            Dallas, TX 75202-2799
                            Attn: Peter G. Weinstock, Esq.

     or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2 WAIVERS AND EXTENSIONS. Subject to Section 9, GBCI or North Side may grant waivers or extensions to the other party, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

     (a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

     (b)  compliance with any of the covenants of any other party; and

     (c) any other party's performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 CONSTRUCTION AND EXECUTION IN COUNTERPARTS. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (i) Section 4.9 (Confidentiality), Sections 7.5 and
     7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (ii) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement will survive Closing, and neither GBCI nor North Side will have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 ATTORNEYS' FEES AND COSTS. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys' fees.

8.6 ARBITRATION. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees. Any arbitration or related proceedings will take place in Uinta County, Wyoming.

8.7 GOVERNING LAW AND VENUE. This Agreement will be governed by and construed in accordance with the laws of the State of Wyoming, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Uinta County, Wyoming. Each party consents to and submits to the jurisdiction of any local state or federal court located in Uinta County, Wyoming.

8.8 SEVERABILITY. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 NO ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

                                   SECTION 9.
                                   AMENDMENTS

     Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the North Side Meeting; provided, however, except as set forth in Section 1.7, after approval by North Side's shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of North Side without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

                         [signatures on following pages]

This Plan and Agreement of Merger is dated as of the 22nd day of January, 2007.

                                        GLACIER BANCORP, INC.


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick, President and
                                            CEO


                                        1ST BANK


                                        By: /s/ Michael Seppala
                                            ------------------------------------
                                            Michael Seppala, President


                                        NORTH SIDE STATE BANK OF ROCK SPRINGS,
                                        WYO.


                                        By: /s/ Christian N. Bunning
                                            ------------------------------------
                                            Christian N. Bunning, President

STATE OF WYOMING     )
                     ) ss.
COUNTY OF SWEETWATER )

     On this 19th day of January, 2007, before me personally appeared Christian
N. Bunning, to me known to be the President of NORTH SIDE STATE BANK OF ROCK SPRINGS, WYO., a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ Susan E. Armstrong
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Wyoming, residing at 1374 James Drive,
                                        Rock Springs, WY

My Commission expires: October 2, 2007

STATE OF WYOMING )
                 ) ss.
COUNTY OF UINTA  )

     On this 22nd day of January, 2007, before me personally appeared Michael Seppala, to me known to be the President of 1ST BANK, a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ Edith Brown
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Wyoming, residing at Evanston, WY

My Commission expires: 4-29-2008

STATE OF MONTANA   )
                   ) ss.
COUNTY OF FLATHEAD )

     On this 22nd day of January, 2007, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of GLACIER BANCORP, INC., a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ LeeAnn Wardinsky
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Montana, residing at Kalispell
                                        My Commission expires: 7-21-2007

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SECTION 1. TERMS OF TRANSACTION..........................................     7
   1.1  Effect of Merger.................................................     7
   1.2  Merger Consideration.............................................     8
   1.3  No Fractional Shares.............................................     8
   1.4  Payment to Dissenting Shareholders...............................     8
   1.5  Deposit of Cash and Shares.......................................     9
   1.6  Certificates.....................................................     9
   1.7  Alternative Transaction Structure+/-.............................    10

SECTION 2. CLOSING OF TRANSACTION........................................    11
   2.1  Effective Date...................................................    11
   2.2  Events of Closing................................................    11
   2.3  Place and Time of Closing........................................    11

SECTION 3. REPRESENTATIONS AND WARRANTIES................................    11
   3.1  Representations and Warranties of North Side.....................    11
   3.2  Representations and Warranties of GBCI...........................    18

SECTION 4. CONDUCT AND TRANSACTIONS PRIOR TO CLOSING.....................    21
   4.1  Conduct of North Side's Businesses Prior to Closing..............    21
   4.2  Registration Statement...........................................    26
   4.3  Affiliate Letters................................................    27
   4.4  Submission to Regulatory Authorities.............................    28
   4.5  Public Announcements.............................................    28
   4.6  Consents.........................................................    28
   4.7  Further Actions..................................................    28
   4.8  Notice...........................................................    28
   4.9  Confidentiality..................................................    28
   4.10 Blue Sky Filings.................................................    29
   4.11 Tax Treatment....................................................    29
   4.12 Best Efforts.....................................................    29
   4.13 NASDAQ Listing...................................................    29
   4.14 Data Processing Contract.........................................    29

SECTION 5. APPROVALS AND CONDITIONS......................................    29
   5.1  Required Approvals...............................................    29
   5.2  Conditions to Obligations of GBCI and 1st Bank...................    29
   5.3  Conditions to Obligations of North Side..........................    32

SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES.............................    33
   6.1  Directors........................................................    33
   6.2  Employee Benefit Issues..........................................    33
   6.3  Indemnification of Directors and Officers........................    34

SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION.......    34
   7.1  Termination by Reason of Lapse of Time...........................    34
   7.2  Termination Due To GBCI Average Closing Price Greater Than
        $26.33...........................................................    34
   7.3  Termination Due To GBCI Average Closing Price Less than $21.55...    35
   7.4  Other Grounds for Termination....................................    35
   7.5  Termination Fee Payable By North Side............................    37
   7.6  Termination Fee Payable By GBCI..................................    37
   7.7  Break-Up Fee.....................................................    37
   7.8  Cost Allocation Upon Termination.................................    38

SECTION 8. MISCELLANEOUS.................................................    38
   8.1  Notices..........................................................    38
   8.2  Waivers and Extensions...........................................    38
   8.3  Construction and Execution in Counterparts.......................    39
   8.4  Survival of Representations, Warranties, and Covenants...........    39
   8.5  Attorneys' Fees and Costs........................................    39
   8.6  Arbitration......................................................    39
   8.7  Governing Law and Venue..........................................    40
   8.8  Severability.....................................................    40
   8.9  No Assignment....................................................    40

SECTION 9. AMENDMENTS....................................................    40

                   LIST OF APPENDICES, SCHEDULES AND EXHIBITS

APPENDICES:

Appendix A Combined Bank Offices

Appendix B Combined Bank Directors

Appendix C Combined Bank Executive Officers

SCHEDULES:

Schedule 3.1.2  Third Party Consents Required by North Side
Schedule 3.1.6  North Side Properties
Schedule 3.1.7  North Side Environmental Matters
Schedule 3.1.9  North Side Regulatory Actions
Schedule 3.1.11 North Side Material Contracts
Schedule 3.1.16 Asset Classifications
Schedule 3.1.17 North Side Litigation
Schedule 3.1.18 North Side Insurance Policies
Schedule 3.1.20 North Side Benefit Plans
Schedule 4.1.7  Payment to Directors
Schedule 4.3.1  North Side Rule 145 Affiliates

EXHIBITS:

Exhibit I       Form of Affiliate Letter

Exhibit II      Opinion of North Side Legal Counsel

                                                                      APPENDIX B

WYOMING STATUTES TITLE 13, CHAPTER 4, ARTICLE 1

SECTION 13-4-110: DISSENTING SHAREHOLDERS

     (a) The owner of shares of a state bank which were voted against a merger to result in a state bank, or against the conversion of a state bank into a national bank, are entitled to receive their fair value in cash, if and when the merger or conversion becomes effective, upon written demand, made to the resulting state or national bank at any time within thirty (30) days after the effective date of the merger or conversion accompanied by the surrender of the stock certificates. The value of the shares shall be determined, as of the date of the stockholders' meeting approving the merger or conversion, by three (3) appraisers, one (1) to be selected by the owners of two-thirds (2/3) of the dissenting shares involved, one (1) by the board of directors of the resulting state or national bank, and the third by the two (2) so chosen. The valuation agreed upon by any two (2) appraisers shall govern. If the appraisal is not completed within ninety (90) days after the merger or conversion becomes effective the state banking commissioner shall cause an appraisal to be made.

     (b)  The expenses of appraisal shall be paid by the resulting bank.

     (c) The resulting state or national bank may fix an amount which it considers to be not more than the fair market value of the shares of a merging or the converting bank at the time of the stockholders' meeting approving the merger or conversion, which it will pay dissenting shareholders of the bank entitled to payment in cash. The amount due under the accepted offer or under the appraisal shall constitute a debt of the resulting bank.

                         [LOGO OF ALEX SHESUNOFF & CO.]

                                                                      APPENDIX C

January 17, 2007

Board of Directors
North Side State Bank
601 North Front Street
Rock Springs, Wyoming 82902

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking, LP ("Sheshunoff") to render its opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding shares of common stock of North Side State Bank, Rock Springs, Wyoming ("North Side") of the Merger Consideration, as defined below, in the proposed merger between North Side and Glacier Bancorp, Inc, a Montana corporation, based in Kalispell, Montana (the "Company").

Pursuant to the Agreement and Plan of Merger dated on or about January 17, 2007 between the parties (the "Merger Agreement"), the Company has agreed to exchange cash and stock in the amount of approximately $27.475 million for all of the outstanding shares of common stock of North Side (the "Merger Consideration"). The stock portion of the Merger Consideration is limited to $19.0 million of the total Merger Consideration, and the cash portion is all North Side Closing Capital, as defined in the Merger Agreement, above $10,000,000.

Pursuant to the Merger Agreement, North Side will be merged with and into a subsidiary bank of the Company with the separate corporate existence of North Side ceasing. The Company shall survive and continue to exist as a Montana corporation.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by North Side on other occasions.

In connection with its opinion, Sheshunoff, among other things:

     1.   Reviewed a draft of the Merger Agreement;

     2. Reviewed North Side's audited financial statements for the year ending December 31, 2005;

     3. Evaluated North Side's consolidated results based upon a review of its regulatory reports for the five-years ending December 31, 2001 through December 31, 2005 and for the nine months ending September 30, 2006;

     4. Evaluated North Side's consolidated results based upon a review of its general ledger as of December 31, 2006;

                 2801 VIA FORTUNA, SUITE 625, AUSTIN, TX 78746
            PHONE 800.279.2241 - FAX 512.472.8953 - ASHESHUNOFF.COM

North Side State Bank
January 17, 2007
Page 2


     5. Reviewed publicly available financial statements and other business and financial information regarding the Company;

     6. Conducted conversations regarding recent and projected financial performance of North Side with respective members of executive management;

     7. Compared Company's recent operating results and pricing multiples with those of certain other publicly traded banks in the Western Region of the United States;

     8. Compared North Side's recent operating results with those of certain other banks in Colorado, Idaho, Montana, Nebraska, South Dakota, Utah and Wyoming that have recently been acquired;

     9. Compared the Merger Consideration pricing multiples for North Side in the Merger to those of certain other banks in Colorado, Idaho, Montana, Nebraska, South Dakota, Utah and Wyoming that have recently been acquired;

     10. Analyzed the present value of the after-tax cash flows North Side could produce through the year 2011 based on projections provided by North Side's management;

     11. Reviewed the potential pro forma impact of the Merger on the combined company's results and certain financial performance measures of North Side and the Company;

     12. Reviewed the historical stock price data and trading volume of the Company's common stock; and

     13.  Performed such other analyses as Sheshunoff deemed appropriate.

Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by North Side for the purposes of this opinion. Sheshunoff assumed that any projections provided by North Side were reasonably prepared on a basis reflecting the best currently available estimates and judgments of North Side management. In addition, where appropriate, Sheshunoff relied upon publicly available information that it believes to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities of North Side or the Company, nor was it furnished with any such appraisals. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for North Side and the Company, respectively, are, in the aggregate, adequate to cover such losses.

Sheshunoff assumed that all required regulatory and third-party approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect North Side, the Company, the Merger or the Company's operations following the Merger. Sheshunoff has also assumed that the executed Merger Agreement will conform in all material respects to the latest draft dated January 12, 2007 of the Merger Agreement as provided to Sheshunoff.

North Side State Bank
January 17, 2007
Page 3


Sheshunoff's opinion is necessarily based on economic, market, and other conditions as they existed on the date hereof, and the information made available to it as the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion. North Side's management has informed Sheshunoff that it knows of no additional information that would have a material effect on the opinion. Other than for the proxy statement and at the Effective Time as defined in the Merger Agreement, Sheshunoff is not obligated to update, revise, or affirm this opinion.

Sheshunoff's opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger Consideration, from a financial point of view, to all shareholders of North Side common stock. Sheshunoff expresses no opinion on the underlying decision by North Side to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to North Side. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger or the Merger Agreement.

It is understood that this opinion is for the information of the Board of Directors of North Side and may not be used for any other purpose without Sheshunoff's prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in its entirety in any filing, if required, with respect to the Merger with the Securities and Exchange Commission or in proxy statement sent to North Side shareholders.

Based on the foregoing and such other matters Sheshunoff has deemed relevant, it is of the opinion, as of the date hereof, that the Merger Consideration to be received by the North Side shareholders pursuant to the Merger is fair, from a financial point of view.

                                        Very truly yours,


                                        /S/ Alex Sheshunoff & Co.
                                        ALEX SHESHUNOFF & CO.
                                        INVESTMENT BANKING, LP

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act ("MBCA") contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

     The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier's bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  The exhibits are listed on the accompanying "Exhibit Index".

     (b)  Financial Statement Schedules. None.

     (c) The opinion of the financial advisor is set forth as APPENDIX C to this proxy statement/prospectus

ITEM 22. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

               (i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

               (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof..

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on March 5, 2007.

                                        GLACIER BANCORP, INC.


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick President and
                                            Chief Executive Officer

     Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and James H. Strosahl, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

                                        SIGNATURE AND TITLE


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick, President and
                                            Chief Executive Officer and Director
                                            (Principal Executive Officer)


                                        By: /s/ James H. Strosahl
                                            ------------------------------------
                                            James H. Strosahl, Executive Vice
                                            President and Chief Financial
                                            Officer
                                            (Principal Financial Officer)


                                        By: /s/ Everit A. Sliter
                                            ------------------------------------
                                            Everit A. Sliter, Chairman of the
                                            Board and Director


                                        By: /s/ James M. English
                                            ------------------------------------
                                            James M. English, Director


                                        By: /s/ Allen J. Fetscher
                                            ------------------------------------
                                            Allen J. Fetscher, Director


                                        By: /s/ Jon W. Hippler
                                            ------------------------------------
                                            Jon W. Hippler, Director


                                        By: /s/ Craig A. Langel
                                            ------------------------------------
                                            Craig A Langel, Director

                                        By  /s/ L. Peter Larson
                                            ------------------------------------
                                            L. Peter Larson, Director


                                        By: /s/ Douglas J. McBride
                                            ------------------------------------
                                            Douglas J. McBride, Director


                                        By: /s/ John W. Murdoch
                                            ------------------------------------
                                            John W. Murdoch, Director

                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
-----------                         ----------------------
2             Plan and Agreement of Merger dated as of January 22, 2007, by and among Glacier Bancorp, Inc., 1st Bank and North Side State Bank of
              Rock Springs, Wyo. (contained in Appendix A to the proxy
              statement/prospectus which is included in the registration statement).

5             Opinion of Christensen, Moore, Cockrell, Cummings & Axelberg,
              P.C., regarding legality of securities.

8             Opinion of Graham & Dunn PC regarding federal income tax matters.

10.1          Form of Director Voting Agreement.

10.2          Form of Director Non-Competition Agreement.

10.3          Employment Agreement for William Fabian.

23.1          Consent of Christensen, Moore, Cockrell, Cummings & Axelberg,
              P.C.(contained in its opinion filed as Exhibit 5).

23.2 Consent of Graham & Dunn PC as to its tax opinion (contained in its opinion filed as Exhibit 8).

23.3 Consent of BKD, LLP, Glacier Bancorp's independent registered public accounting firm.

23.4 Consent of KPMG LLP, Glacier Bancorp's former independent registered public accounting firm.

23.5 Consent of Sheshunoff & Co. Investment Banking, North Side's financial adviser.

24 Power of Attorney (contained on the signature page of the registration statement).

99.1          Form of proxy to be mailed to shareholders of North Side.

99.3          Opinion of Financial Advisor to North Side (contained in Appendix
              C to the proxy statement/prospectus which is included in the registration statement).